Management’s Discussion and Analysis

for the fourth quarter and year ended March 31, 2009

1. HIGHLIGHTS FINANCIAL FOURTH QUARTER OF FISCAL 2009 Higher revenue over last quarter and year over year

  Consolidated revenue was $438.8 million this quarter, $14.2 million or 3% higher than last quarter and $72.2 million or 20% higher than the same quarter last year.

Earnings and diluted earnings per share from continuing operations were lower than last quarter and higher year over year

  Earnings from continuing operations were $51.3 million (or $0.20 per share) this quarter, compared to $53.3 million (or $0.21 per share) last quarter, representing a decrease of $2.0 million or 4%, and compared to $47.0 million (or $0.18 per share) in the fourth quarter of last year, representing an increase of $4.3 million or 9%.

Positive free cash flow[1] at $33.9 million

  Net cash provided by continuing operations was $71.2 million this quarter, compared to $93.6 million last quarter and $130.9 million in the fourth quarter of last year;

  Maintenance capital expenditures and other assets were $29.7 million this quarter, compared to $14.5 million last quarter and $10.2 million in the fourth quarter of last year;

  Cash dividends were $7.6 million this quarter, compared to $7.4 million last quarter and $2.4 million in the fourth quarter of last year.

FISCAL 2009 Higher revenue year over year

  Consolidated revenue was $1,662.2 million this year, $238.6 million or 17% higher than last year.

Higher earnings, net earnings and diluted earnings per share from continuing operations

  Earnings from continuing operations were $200.5 million (or $0.79 per share) this year, compared to $164.8 million (or $0.65 per share) last year, representing an increase of $35.7 million or 22%;

  Net earnings were higher than last year by $46.7 million or 31%.

Positive free cash flow at $106.4 million

  Net cash provided by continuing operations was $195.5 million this year, compared to $260.9 million last year;

  Maintenance capital expenditures and other assets were $59.5 million this year, compared to $88.8 million last year;

  Cash dividends were $29.6 million this year, compared to $9.8 million last year.

Capital employed[1] ending at $1,490.2 million

  Capital employed increased by $417.6 million or 39% this year;

  Property, plant and equipment increased by $255.6 million, of which $95.8 million was due to foreign exchange;

  Non-cash working capital increased by $77.7 million in fiscal 2009, ending at negative $60.4 million;

  Net debt1 increased by $161.0 million this year, ending at $285.1 million.

ORDERS

  Total order intake was $1,940.2 million, up 16% over last year;

  Total backlog1 was $3,181.8 million as at March 31, 2009, 10% higher than last year.

Training & Services/Civil obtained contracts expected at $464 million

  Signed a three-year delivery services contract with American Eagle for web-based pilot training courseware for their EMB 145 fleet;

  Signed a five-year deal with flydubai to provide wet and dry lease training on their B737NG fleet at our Emirates-CAE Flight Training Centre (ECFT);

  Signed a pilot provisioning one-year renewal agreement with Koninklijke Luchtvaartschool (KLS) for ab-initio practical flight training;

  Signed a three-year deal with UltraAir to provide wet lease training on their mixed fleet of Learjets at our Dallas training centre;

  Signed a two-year deal with Spirit Jets to provide wet lease training on their fleet of Lear 35, 55 and 60 aircraft at our Dallas training centre;

  Signed a three-year deal with Werner Trucking Corporation to provide wet lease training on their fleet of Falcon 50 and Falcon 900 aircraft at our Dallas training centre;

  Signed a five-year contract with Home Depot to provide a comprehensive range of pilot, technical and cabin crew training for its fleet of Dassault Falcon aircraft;

  Signed a three-year deal with Elite Jets for Gulfstream G450 and Hawker 850XP training at our Emirates-CAE Flight Training centre (ECFT);

1 Non-GAAP measure (see Section 3.7).

Management’s Discussion and Analysis

  Engaged in a long-term alliance with Honeywell under which we will become the preferred provider of training services for business, commercial and military aviation for Honeywell Aerospace;

  Signed a five-year contract with Gulf Helicopter Company for training on the Bell 412. The training program includes simulator training on the CAE Bell 412 full-flight simulator, enhanced classroom-based training and crew resource management (CRM);

  Signed a three-year contract with Executive AirShare to provide wet training on a number of platforms within their fleet of aircraft;

  Signed a two-year deal with Air America Flight Services to provide wet training for its fleet of aircraft;

  Signed a two-year contract with Kingfisher to provide wet and dry training on the ATR72-500 in Brussels, Belgium;

  Signed a three-year contract with Air Malta to provide wet and dry training on the A320 in Burgess Hill, U.K.;

  Selected by XOJET to provide initial training for its new fleet of Bombardier Challenger 300 aircraft, which entered into service, at our business aviation training centre in Morristown, New Jersey. A new Challenger 300 full-flight simulator was entered into service to support XOJET’s initial training as well as CAE’s Authorized Training Provider agreement with Bombardier;

  Signed a five-year contract with Air Transat A.T. Inc. to provide pilot training on Airbus A330 and A310 platforms;

  Signed a three-year contract with Jet Alliance for the provision of ground-school and simulator training on the GV/550;

  Signed an agreement with Air Nostrum to extend their current contract on the CRJ200 and Dash 8 until 2014 and to provide additional training platforms;

  Signed agreements to source, recruit and train more than 600 candidate pilots over a four-year period for Jazeera Airways, Kingfisher Airlines and Wizz Air.

Simulation Products/Civil won over $383 million of orders including a net total of 34 full-flight simulators (FFSs)

CAE 7000 Series A320 FFSs

  One to Ansett Aviation Training;

  One to the CAE Bangalore training centre;

  One to British Airways;

  One to Flight Simulation Company;

  Two to Saudi Arabian Airlines;

  One to Air China/Shandong Airlines;

  One to Emirates-CAE Flight Training (ECFT).

CAE 5000 Series A320 FFSs

  Two to the Zhuhai Flight Training Centre;

  One to Aeroflot Russian Airlines;

  One to Avianca Airlines;

  One to Sofia Flight Training.

B737 FFSs

  One to Skymark Airlines of Japan;

  One to Southwest Airlines;

  Two to Air China/Shandong Airlines.

B737NG FFSs

  One to the CAE Bangalore training centre;

  One to American Airlines;

  Two to Continental Airlines.

B777 FFSs

  One to Lufthansa Flight Training GmbH;

  One to Etihad Airways;

  One to Air New Zealand.

A330/340 FFSs

  One to Lufthansa Flight Training GmbH;

  One to Hua-Ou Aviation Training Centre.

Other

  One B787 FFS to Air New Zealand;

  One Embraer 190 FFS to Swiss Aviation Training;

  One B747-8 FFS to Cathay Pacific Airlines;

  One EMB 170 FFS to Suzuyo;

  One CAE 5000 Series Phenom 100 FFS to the Embraer CAE Training Services joint venture;

  One Global Express FFS to Bombardier;

  One EMB 170/190 FFS to Embraer;

  One B757 FFS to an undisclosed customer.

2 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Simulation Products/Military won over $599 million of orders for new training systems and upgrades

  Two C-130J full-mission simulators (FMSs), one C-130J flight training device (FTD) and complementary training equipment to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program;

  One full-mission simulator (FMS) hosting four different types of helicopter cockpits to the Helicopter Academy to Train by Simulation of Flying (HATSOFF), a joint venture equally owned by Hindustan Aeronautics Limited (HAL) and CAE;

  One C-130J weapon system trainer (WST) to Lockheed Martin for the Indian Air Force;

  One C-130H weapon system trainer (WST) to Lockheed Martin for the Algerian Air Force;

  One engineering flight simulator (EFS) to The Boeing Company to be used in the development of the U.S. Navy P-8A Poseidon maritime patrol aircraft;

  One E-3A flight training device (FTD) to the NATO Airborne Early Warning and Control (AEW&C) Program Management Agency (NAPMA);

  Upgrades to the MH-60L Black Hawk and MH-47G Chinook combat mission simulators (CMS) operated by the U.S. 160th Special Operations Aviation Regiment–Airborne;

  One MH-60R avionics maintenance trainer (AMT) for the United States Navy;

  One MH-60S operational flight trainer for the U.S. Navy;

  Visual upgrade to a Eurocopter EC135 simulator used in training by the German Army at its Army Flying School in Bückeburg;

  One EC135 flight training device to Eurocopter to be used in training by the Polish Army;

  Contract option exercised for increasing rapid database production on the U.S. Army Synthetic Environment Core (SE Core Program);

  One MH-60R tactical operational flight trainer for the U.S. Navy;

  One NH90 full-mission flight trainer and one NH90 virtual sensor trainer for the Netherlands Ministry of Defence, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  Upgrades to the Chinook full-mission simulator used in training by the U.K. Royal Air Force in Benson;

  Two Hawk 128 full-mission simulators (FMSs) for the Lockheed Martin and VT Group joint venture, which will provide comprehensive training to all new U.K. military aircrew across the Royal Navy, Army and Royal Air Force;

  One MH-60R avionics maintenance trainer for the U.S. Navy;

  Updated Synthetic Environment for the Eurofighter FMS and cockpit trainer in operation by various European nations.

Training & Services/Military awarded contracts for more than $493 million

  A twenty-year in-service support contract including training devices upgrades and maintenance as well as hardware and software engineering support under the Operational Training Systems Provider (OTSP) program;

  A three-year NH90 flight simulation training contract with the Norwegian armed forces, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  We will continue to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program, as a result of the exercise of an annual contract option by Lockheed Martin in their contract with CAE USA;

  We will continue development and services as part of the Synthetic Environment Core (SE Core) program as a result of the exercise of a contract option by the U.S. Army Executive Office for Simulation, Training and Instrumentation (PEO STRI). Under this program, we operate a rapid database production facility in Orlando, Florida for the U.S. Army;

  A five-year service contract to train the Danish Merlin pilots at our training centre in Benson, U.K.;

  Simulator maintenance and support services to the German Ministry of Defence on various types of simulators for the German Army and Air Force;

  A ten-year contract to provide management, maintenance and support services for the Australian Air Force’s MRH-90 FFSs;

  A one-year contract to continue to provide avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;

  Additional training services to the Ministry of Defence in the U.K.;

  Maintenance services for the Italian Air Force’s C-130J simulator;

  A five-year extension of the management and support of Australian Defence Forces aerospace simulators contract under which CAE Australia maintains simulators of the Australian Air Force. The contract was originally awarded to CAE in 2003.

ACQUISITIONS AND JOINT VENTURES

  We acquired Sabena Flight Academy (Sabena) in the first quarter of fiscal 2009. Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates;

  In the second quarter of fiscal 2009, we signed an agreement to increase our participation in Academia Aeronautica de Evora S.A. to 90%;

  We acquired Kestrel Technologies Pte Ltd. in the third quarter of fiscal 2009. Kestrel provides consulting and professional services, and provides simulator maintenance and technical support services;

  We entered into two joint ventures during fiscal 2009: the National Flying Training Institute Private Limited (51% participation) and the CAE Bangalore training centre (50% participation);

  In the second quarter of fiscal 2009, we signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand. The transaction was closed on May 1, 2009.

CAE Year-End Financial Results 2009 | 3

Management’s Discussion and Analysis OTHER

  We announced that we will invest up to $714 million in Project Falcon, a research and development (R&D) program that will span five years. The goal of the program is to expand our current modelling and simulation technologies, develop new ones and increase our capability beyond training into other areas of the aerospace and defence market. The Government of Canada, through the Strategic Aerospace and Defence Initiative (SADI), will participate in the project through a repayable investment of up to $250 million;

  We have signed contracts and alliances in simulation-based healthcare training. These contracts are with the Michener Institute for Applied Healthcare Sciences, Université de Montréal and the Winnipeg Regional Health Authority and have an initial total value of approximately $5 million.

2. INTRODUCTION

In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2009 mean the fiscal year ending March 31, 2009;

  Last year, prior year and a year ago mean the fiscal year ended March 31, 2008;

  Dollar amounts are in Canadian dollars.

This report was prepared as of May 14, 2009, and includes our management’s discussion and analysis (MD&A) for the year and the three-month period ended March 31, 2009 and the consolidated financial statements and notes for the year ended March 31, 2009. We have written it to help you understand our business, performance and financial condition for fiscal 2009. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2009. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

  Our vision;

  Our strategy and value proposition;

  Our capability to execute strategy and deliver results;

  Our operations;

  Foreign exchange;

  Non-GAAP and other financial measures;

  Consolidated results;

  Acquisitions, business combinations and divestitures;

  Business risk and uncertainty;

  Controls and procedures;

  The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties affecting our business in Business risk and uncertainty in the MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

4 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

3.	ABOUT CAE
3.1	Who we are

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, develop, manufacture and supply simulation tools and equipment and provide a wide range of training and other modelling and simulation-based services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations. We also operate a global network of training centres serving pilots, and in some instances, cabin crew and maintenance staff.

Our main products are full-flight simulators (FFSs), which replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 7,000 people at more than 75 sites and training locations in 20 countries. More than 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;

  New York Stock Exchange, under the symbol CGT.

3.2 Our vision

Our vision is for CAE to be synonymous with safety, readiness and efficiency. We intend to be the partner of choice for industries operating in complex and mission-critical environments, by providing the most innovative modelling and simulation-based product and service solutions to reduce risk, lower costs and help solve challenging problems. We aspire to be the most geographically diverse, most customer-focused and most dependable company of our kind.

3.3 Our strategy and value proposition

Our strategy

We are a world-leading provider of modelling and simulation-based training and decision support solutions. We currently serve customers in two primary markets: civil aerospace and defence. We have begun to extend our capabilities into new vertical markets such as the healthcare industry and public safety and security.

A key tenet of our strategy is to derive an increasing proportion of our business from the existing fleet. This would include providing solutions for customers in support of the global fleet of civilian and military aircraft. Historically, the primary driver of our business was the delivery of new aircraft. Over the past few years, we have engaged in a strategy to diversify our revenue base away from the volatility of new aircraft deliveries. Today, approximately 30% of our revenue comes from this segment, and the balance from more stable and recurring sources like training and services as well as military simulation products and services.

In addition to diversifying our interests between customer markets, our strategy has also involved more balance between products, which tend to be more short-term and cyclical and services, which tend to be more long term and stable. As well, we continue to diversify our interests globally. This is intended to bring our solutions closer to our customers’ home bases, which we think is a distinct competitive advantage. This also allows us to be less dependent on any one market and since business conditions are rarely identical in all regions of the world, we believe this provides a degree of stability to our performance. We are investing in both the mature and emerging markets to capitalize on current and future growth opportunities. Approximately one third of our revenue comes from the U.S., one third from Europe and one third from the rest of the world. We consider our conservative capital structure to be a priority and we are careful in the way we commit our balance sheet. We continue to execute our growth strategy by prudently and purposefully investing to meet the long-term needs of our aerospace and defence customers.

Value proposition

The value we provide customers is the ability to enhance the safety of their operations, improve their mission readiness for potentially dangerous situations and lower their costs by helping them become more operationally efficient. We offer a complete range of products and services that can be arranged in a customized package to suit our customers’ needs and can be adapted as their needs evolve over time. We offer the broadest global reach of any of our competitors. As a result, we are able to provide solutions in proximity to our customers, which is an important cost-benefit consideration for them.

Our core competencies and competitive advantages include:

  World-leading modelling and simulation technology;

  Comprehensive knowledge of training for the operation of complex systems;

  Total array of training solutions;

  Broad-reaching customer intimacy;

  Extensive global coverage;

  High-brand equity;

CAE Year-End Financial Results 2009 | 5

Management’s Discussion and Analysis

  Proven systems engineering and program management processes;

  Best-in-class customer support;

  First mover in new and emerging markets.

World-leading modelling and simulation technology

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. We have consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers. We are now applying this capability to new vertical markets, such as the healthcare and public safety and security industries.

Comprehensive knowledge of training for the operation of complex systems

We revolutionized the way aviation training is performed when we introduced our CAE Simfinity™-based training solutions and courseware. These training devices effectively bring the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall.

Total array of training solutions

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sale of training equipment and related services are often part of the same program.

Broad-reaching customer intimacy

We have been in business for more than 60 years and have relationships with most of the world’s airlines and the governments of more than 50 different national defence forces, including all branches of the U.S. forces. Our customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Extensive global coverage

We have operations in 20 countries on five continents and sell into many more countries. Our broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market. We operate a fleet of more than 140 FFSs in 24 training centres to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers, including commercial jets, business jets and helicopters, both civil and military.

High-brand equity

Our simulators are typically rated among the highest in the industry for reliability and availability. This is a key benefit because simulators normally operate in high-duty cycles of up to 20 hours a day.

We design our products so customers can upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

As we enter new vertical markets like healthcare and public safety and security, we find that the CAE brand is widely regarded as the benchmark for modelling and simulation-based technology and for training services.

Proven systems engineering and program management processes

We consistently deliver technically complex programs within schedule to ensure that there are trained and mission-ready combat troops around the world. As an example, we have designed, developed and implemented the world’s first common environment/common database virtual environment as part of the U.S. Army Special Operations Forces Aviation Training and Rehearsal Systems (ASTARS) program. This highly technical and challenging program was delivered on schedule and was part of a larger program, consisting of multiple training and mission rehearsal systems. Also, as part of a consortium with Eurocopter, Thales, and Rheinmetall Defence Electronics, we recently commissioned the first NH90 full-mission simulator at the German Army Aviation School. This complex program consisted of a mix of simulator modules integrated within one device. These modules were integrated under the leadership of CAE and Thales, successfully demonstrating our ability to work jointly on intricate programs with other companies.

Best-in-class customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts as well as important update and maintenance services business. We have initiated a range of new customer support practices, including a web-based customer portal, performance dashboard, and automated report cards. The new customer support initiatives have resulted in enhanced customer support according to customer comments and feedback.

First mover in new and emerging markets

Our approach to global markets is to model ourselves as a multi-domestic rather than a foreign company. This has enabled us to be a first mover into growth markets like China, India, the Middle East and South America.

6 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

3.4 Our capability to execute strategy and deliver results

Our resources and processes help ensure that we can carry out our strategy and deliver results. We have three other attributes that are critical to our success:

Our financial position

At March 31, 2009, our net debt was $285.1 million, representing an adjusted net debt to capital ratio of 29% (including the present value of operating leases). With our strong balance sheet, available credit and cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See Section 7, Consolidated financial position, for a more detailed discussion. As at March 31, 2009, we are in compliance with our financial covenants.

A skilled workforce and experienced management team

At the end of fiscal 2009, we had approximately 7,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

Proven ability to adapt to changing market conditions

We successfully restructured our business during the previous economic downturn to become financially secure and institutionalized a culture of continuous improvement and cost reduction. Despite major headwinds like the once surging Canadian dollar in previous years, we managed to improve profitability and enhance our market position. We continue to focus on becoming more efficient by lowering costs without affecting the quality of our products and services.

3.5 Our operations

We serve two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;

  The military market includes original equipment manufacturers (OEMs), government agencies and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C business is the largest provider of commercial aviation training services in the world and the second largest provider of business aviation training services. We are unique in that we serve all sectors of the civil aviation market including general aviation, regional airlines, commercial airlines and business aviation. We offer a full range of services, including training centre management, aircraft technician training services, simulator spare parts inventory management, curriculum development, consulting services and e-Learning solutions. We are a leader in flight sciences, using flight data analysis to enable the effective study and understanding of recorded flight data to improve airline safety, maintenance and flight operations. As well, we are offering airlines a long-term solution to pilot recruitment with our pilot provisioning capability. We achieved our leading position through acquisitions, joint ventures and organic investments in new facilities. We currently have more than 140 FFSs in operation and we provide aviation training and services in more than 20 countries around the world, including aviation training centres, flight training organizations (FTOs) and third-party locations. We continue to selectively increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position, increase our market share, and address new market opportunities. We are developing our training network primarily to meet the long-term, steady stream of recurring training needs from the existing fleet, so that we continue to become less dependent on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation, training devices and visual systems

Our SP/C segment is a world leader in the provision of civil flight simulation equipment. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models and, more recently, the Boeing 747-8, Airbus A380, Bombardier Global Express, Embraer Phenom 100/300 and Dassault Falcon 7X. We also offer a full range of support services including simulator updates, maintenance services, sales of spare parts and simulator relocations.

Market trends and outlook

We expect demand for air travel to continue to increase over the medium-to-long term, but we are cautious about the short term in civil aviation as global markets suffer from weakening economic conditions. The disruption in the global financial and credit markets, specifically the difficulties in aircraft financing and the protracted global economic recession have the potential to further impact a number of our customers.

CAE Year-End Financial Results 2009 | 7

Management’s Discussion and Analysis

A portion of our training services revenue comes from recurrent training that is essential to support the existing global in-service aircraft fleet which totals over 42,000 aircraft. While the recurrent training segment is relatively stable, capacity reduction from airlines and business jet operators is impacting training demand on some platforms.

In the simulation products segment, we had another strong year in fiscal 2009 with 34 full-flight simulators (FFSs) reported orders so we are working from a backlog that will continue to partially support our revenue for the next year. New simulation product orders, however, could be impacted by the level of new aircraft sales and the subsequent deliveries of aircraft. We anticipate that both aircraft sales and deliveries will decline due to challenging economic conditions in calendar 2009.

We believe that over the medium-to-long term the aerospace business, and more specifically the training products and services segments, will continue to experience growth. Recognizing this is a dynamic market, we continue to monitor key economic and market factors that could impact our business and potentially change our outlook. Actual and potential reductions in production rates and aircraft order cancellations by the major OEMs are important determinants in the level of demand for certain of our products and solutions.

The impact of the current global economic slowdown is most acute in mature markets like the U.S. and Europe. Current conditions in emerging markets have slowed materially as well from their previous robust pace. However, on a percentage basis, economic growth in these regions continues to outpace the mature markets.

Notwithstanding current economic conditions, the following trends support our medium-to-long-term view for the civil market:

  Aircraft backlogs;

  New and more fuel-efficient aircraft platforms;

  Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel;

  Expected long-term growth in air travel;

  Long-term demand for trained crew members.

The recent decreases in global passenger traffic, decreases in airline capacity and higher inventories of used aircraft for sale all need to be followed for any potential longer-term implications.

Aircraft backlogs

In calendar 2008, Boeing received a total of 662 net orders for new aircraft and Airbus received a total of 777 orders. As of March 31, 2009, new aircraft orders for Boeing and Airbus were 28 and 22 respectively, and cancellations received by Boeing and Airbus were 32 and 14, in that order. While the pace of order activity is slowing in calendar 2009, and with recent press reports mentioning aircraft delivery deferrals by a number of airlines, Boeing and Airbus still enjoy record backlog levels and this is expected to help generate opportunities for our full portfolio of training products and services. These two OEMs have also announced customer financing programs. In the short term, the difficulties in the credit markets could materially impact aircraft deliveries.

In the business jet segment, while the backlog reached record levels, aircraft order deferrals and cancellations have already led a number of business aircraft manufacturers to lower their production rates.

New and more fuel-efficient aircraft platforms

OEMs have announced plans to introduce, or have already introduced, new platforms, which will drive worldwide demand for simulators and training services. The Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Bombardier CSeries are some recent examples.

New platforms will drive the demand for new kinds of simulators and training programs. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, we have been designated as Bombardier’s authorized training provider for the Global Express, Global 5000 and Global Express XRS aircraft programs. We have also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. Deliveries of new model aircraft are susceptible to program launch delays, which in turn will affect the timing of our orders and deliveries.

Demand in emerging markets arising from secular growth and a need for infrastructure to support air travel

Emerging markets such as Southeast Asia, the Indian sub-continent and the Middle East are expected to experience higher air traffic and economic growth over the long term than mature markets, as well as an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the long-term demand for FFSs and training centres. Furthermore, we have been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series FFS and CAE True™ Environment for more realistic air traffic control environment simulation.

Expected long-term growth in air travel

While passenger traffic growth slowed in calendar 2008 from the strong growth in calendar year 2007, we anticipate that passenger traffic will resume growth in the long term. Currently, air transport is in a highly dynamic period with challenges such as a slowing world economy and challenging credit market. Over the past 20 years, air travel grew at an average of 4.8% and we expect that over the next 20 years both passenger and cargo travel will meet or slightly exceed this growth. Possible impediments to the steady growth progression in air travel include major disruptions like regional political instability, acts of terrorism, pandemics, a sharp and sustained increase in fuel costs, major prolonged economic recessions or other major world events.

8 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Long-term demand for trained crew members Worldwide demand is expected to increase over the long term

Growth in the civil aviation market has driven the demand for pilots, maintenance technicians and flight attendants worldwide, which has created a shortage of qualified crew members in some markets. The shortage is impacted by aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. In emerging markets like Southeast Asia and China, long-term air traffic growth is expected to outpace the developed countries, and the infrastructure available to meet the projected demand for crew members is lacking.

This shortage creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A global shortage of maintenance technicians has created an opportunity for us to accelerate our technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) which is expected to be adopted in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest need for a large supply of qualified pilots, trained in the most efficient and effective manner.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters, maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training services, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to remain stable or perhaps experience modest cuts in the foreseeable future, including in the United States, which is the world’s largest defence market, we believe that our share of defence spending will increase for the following reasons:

  Demand for our type of specialized products and services is growing;

  High cost of operating live assets for training is leading militaries to employ more simulation;

  The nature of warfare has changed.

Demand for our type of specialized products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, Lockheed Martin is doubling production of the venerable C-130 aircraft and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training, and for all of which we have products at different development and production stages.

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, we are part of a consortium that has begun offering NH90 training to Germany and other militaries in 2009. In the United States, there are several major Aircrew Training System contracts up for re-compete over the next two to three years.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

CAE Year-End Financial Results 2009 | 9

Management’s Discussion and Analysis

High cost of operating live assets for training is leading militaries to employ more simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk. The high-operational tempo stemming from ongoing global conflicts has meant that assets are being depreciated faster than originally planned. Unlike the commercial aerospace sector, where simulation-based training is already widely proliferated, there remains significant room for the adoption of simulation within the defence sector. In addition, we are seeing an increased use of simulation throughout the defence system’s lifecycle, from analysis to training and operations.

The nature of warfare has changed

Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, over the past two years we have delivered MH-47G and MH-60L combat mission simulators to the U.S. Army’s 160th Special Operations Aviation Regiment that feature the CAE-developed Common Database (CDB). The CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

3.6 Foreign exchange

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates increased this year’s earnings from continuing operations (after tax) by approximately $6.0 million compared to fiscal 2008.

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

			Increase
	2009	2008	(decrease)
U.S. dollar (US$ or USD)	1.26	1.03	22%
Euro (€)	1.67	1.62	3%
British pound (£ or GBP)	1.80	2.04	(12%)

We used the average foreign exchange rates below to value our revenues and expenses:
			Increase
	2009	2008	(decrease)
U.S. dollar (US$ or USD)	1.13	1.03	10%
Euro (€)	1.59	1.46	9%
British pound (£ or GBP)	1.91	2.07	(8%)

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

  Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment bought in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

  Our simulation products operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 97% of our annual revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.

10 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenue is hedged, it is not possible to completely offset the effects of changing foreign currency values, which leaves some residual exposure that can affect the statement of earnings.

To reduce the variability of certain U.S.-denominated manufacturing costs, we had hedges on foreign currency costs incurred in our manufacturing process that expired at the end of the second quarter. In addition, we have a hedge which secures, in Canadian dollars, the interest cost and principal repayments of a U.S.-denominated debt maturing in June 2009.

During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. The hedges are intended to cover a portion of the revenue in order to allow the unhedged portion to match the foreign cost component of the contract. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

  Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge a portion of these revenues;

  Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

		Operating
Exposure (amounts in millions)	Revenue	Income	Hedging	Net Exposure
U.S. dollar (US$ or USD)	8.0	1.8	(1.5)	0.3
Euro (€)	2.5	0.3	–	0.3
British pound (£ or GBP)	0.7	0.1	–	0.1
Australian dollar (AUD$ or AUD)	0.7	–	–	–

3.7 Non-GAAP and other financial measures

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that represents the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized the contract item and has received funding for it;

  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sales ratio is the total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

We add net debt to a total shareholders’ equity to understand where our capital is coming from.

CAE Year-End Financial Results 2009 | 11

Management’s Discussion and Analysis Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain a current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid. Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that the amount is not available for other uses. On April 1, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt). Our comparative free cash flow calculations have been restated to reflect the change in definition.

Gross margin

Gross margin is a financial measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held-for-sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held-for-sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expense, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate it by using earnings before other income (expense), interest, income taxes and discontinued operations. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 25 of the consolidated financial statements).

12 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

4.	CONSOLIDATED RESULTS
4.1	Results of our operations – fourth quarter of fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)		Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$438.8	424.6	406.7	392.1	366.6
Earnings before interest and income taxes (EBIT)		$78.1	78.7	75.5	71.3	69.7
As a % of revenue	%	17.8	18.5	18.6	18.2	19.0
Interest expense, net		$5.1	5.6	5.2	4.3	4.7
Earnings from continuing operations (before taxes)		$73.0	73.1	70.3	67.0	65.0
Income tax expense		$21.7	19.8	21.4	20.0	18.0
Earnings from continuing operations		$51.3	53.3	48.9	47.0	47.0
Results from discontinued operations		$ –	–	(0.2)	(0.9)	(11.4)
Net earnings		$51.3	53.3	48.7	46.1	35.6
Basic EPS from continuing operations		$0.20	0.21	0.19	0.18	0.19
Diluted EPS from continuing operations		$0.20	0.21	0.19	0.18	0.18
Basic and diluted EPS		$0.20	0.21	0.19	0.18	0.14

Revenue was 3% higher than last quarter and 20% higher year over year

Revenue was $14.2 million higher than last quarter mainly because:

  SP/M’s revenue increased by $18.1 million, or 14%, mainly due to a higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs;

  TS/M’s revenue increased by $7.6 million, or 13%, mainly due to a strong level of activity in our Professional Services business, combined with revenue generated from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S.

The increase was partially offset by a decrease in SP/C’s revenue of $12.0 million, or 10%, mainly due to more revenue recorded in the prior quarter for simulators that were already manufactured and for which we signed sales contracts during that quarter.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro in the fourth quarter.

Revenue was $72.2 million higher than the same period last year largely because:

  SP/M’s revenue increased by $42.1 million, or 41%, mainly due to higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs;

  TS/C’s revenue increased by $16.9 million, or 16%, which is mainly attributable to revenue generated from the newly-acquired Sabena Flight Academy and Academia Aeronautica de Evora S.A. and to the additional RSEUs deployed in the network. Revenue for the quarter benefited from the finalization of a contract for which we already started providing services in prior quarters, which helped to partially offset the impact of market softness in North America and preliminary indications of softness in Europe;

  TS/M’s revenue increased by $12.4 million, or 23%, mainly as a result of a strong level of activity in our Professional Services business and the aforementioned maintenance phase of the SE Core program in the U.S.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro, partially offset by the strength of the Canadian dollar against the British pound.

You will find more details in Results by segment.

EBIT1 was $0.6 million lower than last quarter and $8.4 million higher year over year

EBIT for this quarter was $78.1 million, or 17.8% of revenue.

Compared to the last quarter, EBIT was down by 1%, or $0.6 million. A decrease of $4.3 million in segment operating income1 from the SP/C segment was partially offset by increases from the TS/C, SP/M and TS/M segments of $2.1 million, $1.1 million and $0.5 million respectively.

Year over year, EBIT was up by 12%, or $8.4 million. While the segments SP/M and TS/M increased their segment operating income by $12.3 million and $1.5 million respectively, SP/C experienced a decrease in segment operating income of $5.3 million. TS/C’s segment operating income remained relatively stable, with a decrease of $0.1 million.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $0.5 million lower than last quarter and $0.4 million higher year over year

Net interest was similar to last quarter as a result of a decrease in interest on long-term debt, partially offset by a decrease in capitalized interest.

Net interest expense was similar to the same period last year.

1 Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 13

Management’s Discussion and Analysis Effective income tax rate is 30% this quarter

Income taxes this quarter were $21.7 million, representing an effective tax rate of 30%, compared to 27% for the last quarter and 28% in the fourth quarter of fiscal 2008.

The tax rate was lower in the fourth quarter of fiscal 2008 mainly because of a change in the mix of income from various jurisdictions and a reduction of future Canadian tax rates.

The tax rate was lower in the third quarter of fiscal 2009, mainly due to the settlement of tax audits and change in the mix of income from various jurisdictions.

You will find more details in Reconciliation of non-recurring items.

There was no discontinued operations impact this quarter

There was no discontinued operations impact this quarter or in the prior quarter. There was a loss from discontinued operations of $11.4 million in the fourth quarter of fiscal 2008 mainly because:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

4.2 Results of our operations – fiscal 2009

Summary of consolidated results
(amounts in millions, except per share amounts)		FY2009	FY2008	FY2007
Revenue		$1,662.2	1,423.6	1,250.7
Gross margin[1]		$497.7	438.0	364.4
As a % of revenue	%	29.9	30.8	29.1
Earnings before interest and income taxes (EBIT)		$303.6	251.5	189.4
As a % of revenue	%	18.3	17.7	15.1
Interest expense, net		$20.2	17.5	10.6
Earnings from continuing operations (before taxes)		$283.4	234.0	178.8
Income tax expense		$82.9	69.2	49.7
Earnings from continuing operations		$200.5	164.8	129.1
Results from discontinued operations		$(1.1)	(12.1)	(1.7)
Net earnings		$199.4	152.7	127.4
Basic and diluted EPS from continuing operations		$0.79	0.65	0.51
Basic EPS		$0.78	0.60	0.51
Diluted EPS		$0.78	0.60	0.50

Summary of results excluding non-recurring items
(amounts in millions, except per share amounts)		FY2009	FY2008	FY2007
Earnings from continuing operations (before taxes)		$283.4	234.0	181.1
Net earnings from continuing operations		$200.5	164.8	129.3
Basic and diluted EPS from continuing operations		$0.79	0.65	0.51

Revenue was 17% or $238.6 million higher than last year All four segments had higher revenue compared to last year:

  SP/M’s revenue increased by $99.8 million, or 26%, due to a higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10);

  TS/C’s revenue increased by $78.4 million, or 21%, mainly attributed to the integration of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and the August 2007 acquisition of Flightscape Inc., as well as the contribution of additional RSEUs into our network. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe;

  SP/C’s revenue increased by $42.2 million, or 10%, mainly due to a higher level of activity this year, delivering 38 FFSs to our customers, compared to 29 in fiscal 2008. We also had more revenue recorded for simulators that were already manufactured prior to fiscal 2009 and for which we signed sales contracts during the year;

  TS/M’s revenue increased by $18.2 million, or 8%, mainly as a result of a strong level of activity in our Professional Services business, revenue generated from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. and to an increased level of effort on some of our maintenance service contracts in Germany.

Revenue was positively impacted by the depreciation of the Canadian dollar against the U.S. dollar and the euro.

You will find more details in Results by segment.

1 Non-GAAP measure (see Section 3.7).

14 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Gross margin was $59.7 million higher than last year

The gross margin was $497.7 million this year, or 29.9% of revenue compared to $438.0 million or 30.8% of revenue last year. As a percentage of revenue, gross margin was stable when compared to last year.

EBIT was $52.1 million higher than last year

EBIT for the year was $303.6 million, or 18.3% of revenue.

EBIT was up by 21%, or $52.1 million, as a result of higher segment income from the SP/M, TS/C and TS/M segments which increased their segment operating income by $36.0 million, $11.6 million and $7.3 million respectively. The increase in EBIT was partially offset by a decrease in SP/C’s segment operating income of $2.8 million, or 3%.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $2.7 million higher than last year
	FY2008	to	FY2007	to
(amounts in millions)	FY2009		FY2008
Net interest, prior period	$17.5		$10.6
Increase in interest on long-term debt	3.0		5.4
Decrease in interest income	0.4		1.8
Increase in capitalized interest	(1.2)		(0.6)
Increase in amortization of deferred financing charges	0.5		0.4
Other	–		(0.1)
Increase in net interest expense from the prior period	$2.7		$6.9
Net interest, current period	$20.2		$17.5

Net interest expense was $20.2 million this year, which is 15% or $2.7 million higher than last year. This is mainly attributed to:

Higher interest expense on overall long-term debt and increased amortization of deferred financing costs, mainly related to the non-recourse financing secured at the end of the first quarter of fiscal 2008;

Lower interest income:
Earned interest income decreased due to lower cash on hand in fiscal 2009 compared to fiscal 2008, in addition to lower interest rates.
increase in net interest expense was offset by:
Increased capitalized interest:
In fiscal 2009 compared to fiscal 2008, we had a higher level of assets under construction to support our growth initiatives.

Effective income tax rate is 29%

This fiscal year, income taxes were $82.9 million, representing an effective tax rate of 29%, compared to 30% for the same period last year.

The tax rate was lower in fiscal 2009, mainly due to a change in the mix of income from various jurisdictions.

We expect the effective income tax rate for fiscal 2010 to be approximately 31%.

You will find more details in Reconciliation of non-recurring items.

Net loss from discontinued operations was $1.1 million

Net loss from discontinued operations was $1.1 million this year, compared to a loss of $12.1 million last year. The fiscal 2009 balance is mainly attributed to fees incurred in the litigation initiated by us for further payment following the disposal of the assets of the sawmill division of our Forestry Systems. Most of the loss in fiscal 2008 was incurred in the fourth quarter, and was mainly because:

  We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of our Forestry Systems. We were in arbitration of a dispute for further payment.
  The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

CAE Year-End Financial Results 2009 | 15

Management’s Discussion and Analysis

4.3 Results of our operations – fiscal 2008 versus fiscal 2007 Revenue

Revenue grew to $1,423.6 million in fiscal 2008, $172.9 million or 14% higher than fiscal 2007. Growth in each of the four segments was mainly due to:

  Stronger order intake and higher revenue recorded on simulators that were already manufactured and for which sales contracts were signed in fiscal 2008 for the SP/C segment. Additionally, we obtained customer acceptance for a simulator that was recorded as a sale-type capital lease transaction in the first quarter of fiscal 2008;

  Increase of nine RSEUs and stronger demand for training for the TS/C segment;

  Integration into our results of newly-acquired companies Engenuity, MultiGen and Macmet, combined with a higher activity level, mainly in the United States for the SP/M segment;

  Revenue from some support services for various German military bases, an increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of newly-acquired companies Engenuity and Kesem for the TS/M segment.

The increase in revenue was partially offset by the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT

EBIT was $251.5 million, or 17.7% of revenue, in fiscal 2008, representing an increase of $62.1 million or 33% over fiscal 2007. The increase was due to higher segment operating income from the SP/C, SP/M and TS/C segments, which increased their segment operating income by $34.5 million, $12.6 million and $9.2 million respectively, despite the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT was $189.4 million in fiscal 2007. This included costs related to a restructuring plan and a payment received related to the release of claims regarding the AVTS program. EBIT would have been $193.1 million, or 15.4% of revenue, excluding these non-recurring items.

Net interest

Net interest was $17.5 million in fiscal 2008, a $6.9 million or 65% increase over fiscal 2007. This was mainly due to:

Higher interest expense on overall long-term debt:
In fiscal 2008, we raised an additional debt of $107.5 million.
Increased amortization of deferred financing costs:
In fiscal 2008, we incurred higher amortization of deferred financing charges from the non-recourse financing secured in the first quarter.
Lower interest income:
Cash on hand was higher in fiscal 2008 compared to fiscal 2007, however earned interest income decreased due to lower interest rates;
Reduction of interest income in fiscal 2008 due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007.
increase in net interest expense was offset by an increase in capitalized interest. In fiscal 2008, compared to fiscal 2007, we had higher level of assets under construction to support our growth initiatives.

Income taxes

We recorded an income tax expense of $69.2 million in fiscal 2008, representing an effective tax rate of 30%, compared to 28% in fiscal 2007. The lower tax rate in fiscal 2007 was the result of the reduction in valuation allowance in the U.K. and other tax recoveries.

Discontinued operations

Net loss from discontinued operations was $12.1 million in fiscal 2008, mainly attributed to:

  A balance receivable of $10.0 million ($8.5 million after tax) was written-off. This amount related to the disposal, in fiscal 2003, of assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration of a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

  A loss of $2.2 million (net of tax recovery of $1.0 million) was recorded in connection with the divestiture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer.

In fiscal 2007, a net loss of $1.7 million from discontinued operations was recorded, mainly due to:

  A net loss from discontinued operations that we incurred in fiscal 2006 from our former Cleaning Technologies business;

  An interest expense related to debt not directly attributable to continuing operations. We paid the interest using the proceeds from the sale of the Marine Controls segment, a transaction we also recorded in fiscal 2006.

16 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

4.4 Earnings excluding non-recurring items

The table below shows how non-recurring items1 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

Reconciliation of non-recurring items – for the 12-month period ending March 31
(amounts in millions,
except per share amounts)		Fiscal 2009			Fiscal 2008				Fiscal 2007
	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share
Earnings from continuing
operations	$283.4	$200.5	$0.79	$234.0	$164.8	$0.65	$178.8	$129.1	$0.51
EBIT:
Restructuring plan
– restructuring charge	–	–	–	–	–	–	1.2	1.0	–
– other costs associated
with the restructuring plan	–	–	–	–	–	–	6.9	5.5	0.03
Release of claims payment	–	–	–	–	–	–	(4.4)	(3.1)	(0.01)
Interest expense, net:
Early repayment of notes
receivable	–	–	–	–	–	–	(1.4)	(1.4)	(0.01)
Income tax expense:
Tax recoveries	–	–	–	–	–	–	–	(1.8)	(0.01)
Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$283.4	$200.5	$0.79	$234.0	$164.8	$0.65	$181.1	$129.3	$0.51

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item.

Release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we received a payment in the first quarter of fiscal 2007 and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims.

Early repayment of notes receivable

During the second quarter of fiscal 2007, we received an early repayment in full of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue during the second quarter of 2007 as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Tax recoveries

During the first quarter of fiscal 2007, we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This led to the recognition of a cumulative $1.8 million in tax assets ($2.0 million in tax assets in the first quarter of 2007, net of a $0.2 million reversal in the second quarter of 2007).

4.5 Government cost-sharing

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership.

During fiscal 2006, we launched Project Phoenix, a $630-million, five-to-six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over five to six years. We recognize a liability to repay these contributions when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $64.8 million to Project Phoenix. We recorded $49.7 million as a reduction of R&D expenses and $15.1 million for fixed assets or other capitalized costs.

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $10.1 million for these TPC projects this year.

1 Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 17

Management’s Discussion and Analysis

The table below lists the contribution and royalties for all programs:

(amounts in millions)	FY2009	FY2008	FY2007
Contribution:
Phoenix	$64.8	$62.4	$52.1
Previous programs	–	–	–
Total contribution	$64.8	$62.4	$52.1
Amount capitalized	(15.1)	(20.3)	(7.1)
Amounts credited to income	$49.7	$42.1	$45.0
Royalty expense	(10.1)	(8.8)	(7.5)
Impact of contribution on earnings(1)	$39.6	$33.3	$37.5
Approximate impact of contribution on ITCs (25%)(1)	(9.9)	(8.3)	(9.4)
Approximate pre-tax impact of contribution to various R&D programs	$29.7	$25.0	$28.1

(1)	We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately $25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contributions.

Project Falcon

On March 31, 2009, we announced that we will invest up to $714 million in Project Falcon, an R&D program that will continue over five years. The goal of Project Falcon is to expand our current modelling and simulation technologies, develop new ones and increase our capabilities beyond training into other areas of the aerospace and defence market, such as analysis and operations. Concurrently, the Government of Canada has agreed to participate in Project Falcon through a repayable investment of up to $250 million made through the Strategic Aerospace and Defence Initiative (SADI), which supports strategic industrial research and pre-competitive development projects in the aerospace, defence, space and security industries.

The participation from the Government of Canada is unconditionally repayable and will be accounted for as a long-term obligation repayable over 15 years. The repayments will begin only after Project Falcon is completed. As at March 31, 2009, we have not received any amount from the government in relation to Project Falcon.

4.6 Consolidated orders and backlog

Our consolidated backlog was $3,181.8 million at the end of fiscal 2009, which is 10% higher than last year. New orders of $1,940.2 million increased the backlog this year, while $1,662.2 million in revenue was generated from the backlog.

Backlog up by 10% over last year

(amounts in millions)	FY2009	FY2008	FY2007
Backlog, beginning of period	$2,899.9	$2,774.6	$2,460.0
+ orders	1,940.2	1,665.5	1,455.2
- revenues	(1,662.2)	(1,423.6)	(1,250.7)
+/- adjustments	3.9	(116.6)	110.1
Backlog, end of period	$3,181.8	$2,899.9	$2,774.6

Included in the fiscal 2009 adjustments is a $78.3 million downward revision for the TS/C segment that was made during the fourth quarter to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions. This adjustment was offset by the impact of foreign exchange.

You will find more details in Results by segment, below.

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments: Civil segments:

  Training & Services/Civil (TS/C);

  Simulation Products/Civil (SP/C).

Military segments:

  Simulation Products/Military (SP/M);

  Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

18 | CAE Year-End Financial Results 2009

					Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS

Segment operating income
(amounts in millions,
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Civil segments
Training & Services/Civil		$85.1	73.5	23.7	21.6	19.1	20.7	23.8
	%	18.5	19.2	19.5	17.9	17.7	18.8	22.8
Simulation Products/Civil		$92.1	94.9	18.5	22.8	23.4	27.4	23.8
	%	19.3	21.8	17.2	19.1	20.5	20.1	22.3
Military segments
Simulation Products/Military		$87.7	51.7	26.8	25.7	21.6	13.6	14.5
	%	18.1	13.5	18.7	20.5	17.1	15.4	14.3
Training & Services/Military		$38.7	31.4	9.1	8.6	11.4	9.6	7.6
		% 16.1	14.1	13.7	14.6	19.5	16.9	14.0
Total segment operating income (EBIT)		$303.6	251.5	78.1	78.7	75.5	71.3	69.7

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of elements not specifically related to its performance.

Capital employed
	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2009	2008	2008	2008	2008
Civil segments
Training & Services/Civil	$1,158.8	1,083.2	939.1	919.0	868.3
Simulation Products/Civil	$(53.9)	(39.1)	(20.9)	(12.5)	(81.9)
Military segments
Simulation Products/Military	$148.8	123.8	139.2	106.7	68.4
Training & Services/Military	$164.5	160.9	146.6	150.5	136.5
	$1,418.2	1,328.8	1,204.0	1,163.7	991.3

5.1 Civil segments

TRAINING & SERVICES/CIVIL

TS/C obtained contracts expected at $157.4 million this quarter including:

  Signed a three-year delivery services contract with American Eagle for web-based pilot training courseware for their EMB 145 fleet;

  Signed a five-year deal with flydubai to provide wet and dry lease training on their B737NG fleet at our Emirates-CAE Flight Training Centre (ECFT);

  Signed a pilot provisioning, one-year renewal agreement with Koninklijke Luchtvaartschool (KLS) for ab-initio practical flight training;

  Signed a three-year deal with UltraAir to provide wet lease training on their mixed fleet of Learjets at our Dallas training centre;

  Signed a two-year deal with Spirit Jets to provide wet lease training on their fleet of Lear 35, 55 and 60 aircraft at our Dallas training centre;

  Signed a three-year deal with Werner Trucking Corporation to provide wet lease training on their fleet of Falcon 50 and Falcon 900 aircraft at our Dallas training centre.

Expansion and new initiatives Asia

  We added three more A320 FFSs to our network, one at the Zhuhai Flight Training Centre, one at the Kuala Lumpur training centre and one at the Singapore training centre;

  We added one A330 FFS at the Kuala Lumpur training centre.

India

  We added one B737 FFS and one A320 FFS at the Bangalore training centre and received certification from India’s Directorate General of Civil Aviation (DGCA);

  We signed agreements to source, recruit, and train more than 600 candidate pilots for Jazeera Airways, Kingfisher Airlines and Wizz Air over a four-year period, as we continue to grow our pilot provisioning initiative;

  We now provide pilot training in two national flight academies in India. We are the managing partner of the Indian government’s flight training academy, Indira Gandhi Rashtriya Uran Akademi (IGRUA). We also have a joint venture with the Airport Authority of India (AAI) for the National Flying Training Institute (NFTI) which is currently training its first classes of cadets.

CAE Year-End Financial Results 2009 | 19

Management’s Discussion and Analysis Europe

  We acquired Sabena Flight Academy in order to continue expanding our ab-initio training capability and CAE Global Academy, and to add new type-rating training programs in Europe;

  We added a second Bombardier CRJ FFS at the Madrid training centre and added one Citation XLS FFS at the Burgess Hill training centre;

  We expanded our 20-year Authorized Training Provider agreement with Bombardier Aerospace to include the Learjet 40/40 XR and Learjet 45/45 XR aircraft for European customers;

  We started a training program at the Burgess Hill training centre for the Global Express.

Americas

  We launched a major expansion of the North East Training Centre, increasing the number of simulator bays from 6 to 15 as part of our plan to continue to grow our corporate aircraft training business. We also announced the entry into service of a Gulfstream G450/550 FFS and the arrival of a Hawker 800XP FFS on site;

  We added a new avionics lab for business aviation training at the Dallas training centre;

  We signed a long-term alliance with Honeywell under which we became the preferred provider of training services for business, commercial and military aviation for Honeywell Aerospace;

  We, through our joint venture Embraer CAE Training Services (ECTS), launched our first pilot and technical training programs for the Phenom 100 aircraft at the Dallas training centre;

  We added a Challenger 300 FFS at the North East Training Centre (NETC);

  We were awarded a five-year contract by Home Depot as a provider of a comprehensive range of pilot, technical and cabin crew training services for Home Depot’s fleet of Dassault Falcon aircraft.

Africa

  We will provide the International Air Transport Association (IATA) a foundation for its Implementation Program for Safe Operations in Africa through the application of our Flightscape flight data analysis technology.

Financial results
(amounts in millions
except operating margins, RSEU and FFSs
deployed)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$460.5	382.1	121.4	120.9	108.0	110.2	104.5
Segment operating income		$85.1	73.5	23.7	21.6	19.1	20.7	23.8
Operating margins	%	18.5	19.2	19.5	17.9	17.7	18.8	22.8
Amortization & depreciation		$64.1	52.0	16.5	18.1	15.7	13.8	12.9
Capital expenditures		$168.9	161.8	52.7	39.7	42.3	34.2	41.6
Capital employed		$1,158.8	868.3	1,158.8	1,083.2	939.1	919.0	868.3
Backlog		$1,006.4	963.3	1,006.4	1,036.0	907.6	932.7	963.3
RSEU[1]		118	108	123	118	118	114	110
FFSs deployed		141	124	141	135	133	132	124

Revenue stable compared to last quarter and up by 16% year over year

The increase year over year was mainly attributed to revenue generated from the newly-acquired Sabena Flight Academy and Academia Aeronautica de Evora S.A., to the additional RSEUs deployed in the network, and to the depreciation of the Canadian dollar against the U.S. dollar and the euro. Revenue for the quarter benefited from the finalization of a contract for which we already started providing services in prior quarters, which helped to partially offset the impact of market softness in North America and preliminary indications of softness in Europe.

Revenue was $460.5 million this year, 21% or $78.4 million higher than last year

The increase over last year was mainly attributed to the integration of the results of the fiscal 2009 acquisitions of Sabena Flight Academy and Academia Aeronautica de Evora S.A. and to the August 2007 acquisition of Flightscape Inc., as well as to the contribution of additional RSEUs into our network, and by the depreciation of the Canadian dollar against the U.S. dollar and the euro. The increase was partially offset by market softness in North America and preliminary indications of softness in Europe.

Segment operating income up by 10% over last quarter and stable year over year

Segment operating income was $23.7 million (19.5% of revenue) this quarter, compared to $21.6 million (17.9% of revenue) last quarter and $23.8 million (22.8% of revenue) in the same period last year.

Segment operating income increased by $2.1 million, or 10%, over last quarter. The increase was mainly due to the finalization during the quarter of a contract for which we already started providing services in prior quarters and a one-time gain resulting from the finalization of a contribution to a venture, as well as to the continuing integration of newly-acquired Sabena Flight Academy and the ongoing ramp-up of expansions in the North East and Burgess Hill training centres. The increase was partially offset by market softness in North America.

[1] Non-GAAP measure (see Section 3.7). 20 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Segment operating income was stable compared to the same period last year. The year-over-year segment operating income was positively impacted by an increase in RSEUs, the above mentioned fiscal 2009 business acquisitions, increased profitability in emerging markets and the depreciation of the Canadian dollar against the U.S. dollar and the euro. The increase in the segment operating income was offset by the market softness in North America and preliminary indications of softness in Europe. Segment operating income also benefited from the realization of a one-time gain resulting from the finalization of a contribution to a venture. The latter event is not expected to repeat in the upcoming quarters.

Segment operating income was $85.1 million, up 16% or $11.6 million over last year

Segment operating income was $85.1 million (18.5% of revenue) this year, compared to $73.5 million (19.2% of revenue) last year. The increase over last year was attributed to the increase in revenue, increased profitability in emerging markets, the realization of a one-time gain resulting from the finalization of a contribution to a venture, the realization of cost-savings due to the successful integration of another venture and from the impact of a weaker Canadian dollar against the U.S. dollar and the euro. This was partially offset by costs associated with the expansion of our network and by the softness of the U.S. market, more specifically towards the end of the year.

Capital expenditures at $52.7 million this quarter and $168.9 for the year

Maintenance capital expenditures were $20.8 million for the quarter and $37.4 million for the year. Growth capital expenditures were $31.9 million for the quarter and $131.5 million for the year. Capital expenditures for the year are the result of our prior commitments to grow our training network and maintenance capital expenditures include the buyback of one leased simulator that was already part of our network. We are continuing to expand the training network prudently and selectively to address additional market share and in response to training demands in emerging markets.

Capital employed increased by $75.6 million over last quarter and by $290.5 million over last year

Capital employed increased over the last quarter mainly because of investments for additional simulators into our network and an increase in non-cash working capital.

Capital employed increased over the prior year mainly because of investments for additional simulators in our network, combined with the purchase of Sabena Flight Academy and Academia Aeronautica de Evora S.A., as well as foreign exchange fluctuation.

Backlog up by 4% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$963.3	$951.6
+ orders	463.7	452.5
- revenues	(460.5)	(382.1)
+/- adjustments	39.9	(58.7)
Backlog, end of period	$1,006.4	$963.3

Adjustments include the foreign exchange impact and a downward revision of $78.3 million made during the quarter to incorporate the impact of revised revenue expectations for contracts signed with customers, reflecting current market conditions.

This year’s book-to-sale ratio was 1.01x.

SIMULATION PRODUCTS/CIVIL SP/C was awarded contracts for the following 4 FFSs this quarter:

  One CAE 5000 Series A320 FFS to Avianca Airlines;

  One CAE 5000 Series A320 FFS to Sofia Flight Training;

  One CAE 7000 Series A320 FFS to Emirates-CAE Flight Training (ECFT);

  One B757 FFS to an undisclosed customer.

In addition, a contract signed in the first quarter of this fiscal year to provide a Boeing 757 FFS to Flight Training Finance (FTF) was subsequently terminated. Therefore, although SP/C actually received orders for 35 FFSs during fiscal year 2009, it officially reports a net total of 34 FFSs orders.

Products and new initiatives

  We obtained Level D certification, the highest qualification for flight simulators, for the world’s first A380 full-flight simulator (FFS), which we designed and manufactured for Airbus;

  We built a Boeing 777-200LR full-flight simulator for Delta Airlines, which became the world’s first-ever simulator to achieve Level D certification under the FAA’s new Part 60 rule. As part of the Federal Aviation Administration’s (FAA) National Simulator Program, the FAA implemented more standardized and stringent qualification requirements for initial and continuing use of flight simulation training devices (FSTDs) under their Part 60 rule;

  We delivered the world’s first Embraer Phenom 100 very light jet (VLJ) full-flight simulator, a CAE 5000 Series simulator, to the Embraer CAE Training Services joint venture in Dallas, U.S.A. to begin the Phenom 100 pilot and ground crew training program;

  We continued the roll-out of CAE TrueTM Airport, a subscription-based service that keeps visual databases current with rapidly changing airport environments. JetBlue Airways signed a five-year contract for the CAE TrueTM Airport service to ensure that five airport databases used by JetBlue for pilot training are maintained current and up to date;

  We celebrated the one-year anniversary of entry into service of our CAE 5000 Series full-flight simulator (FFS), which surpassed 15,000 hours of training in its first year of service.

CAE Year-End Financial Results 2009 | 21

Management’s Discussion and Analysis

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$477.5	435.3	107.3	119.3	114.3	136.6	106.5
Segment operating income		$92.1	94.9	18.5	22.8	23.4	27.4	23.8
Operating margins	%	19.3	21.8	17.2	19.1	20.5	20.1	22.3
Amortization & depreciation		$6.8	6.9	2.1	1.6	1.6	1.5	1.8
Capital expenditures		$5.6	4.6	1.7	1.9	1.4	0.6	1.2
Capital employed		$(53.9)	(81.9)	(53.9)	(39.1)	(20.9)	(12.5)	(81.9)
Backlog		$288.2	381.8	288.2	359.5	343.4	373.2	381.8

Revenue down by 10% over last quarter and stable year over year

The decrease over last quarter was mainly attributed to more revenue recorded in the prior quarter for simulators that were already manufactured and for which we signed sales contracts during that quarter.

Revenue was $477.5 million for the year, 10% or $42.2 million higher than last year

The increase was mainly attributed to a higher level of activity this year, delivering 38 FFSs to our customers, compared to 29 in fiscal 2008. We also had more revenue recorded in fiscal 2009 for simulators that were already manufactured and for which we signed sales contracts during the year.

Segment operating income down by 19% over last quarter and 22% year over year

The decrease over last quarter was largely due to lower volume and to a $2.2 million charge resulting from a hedging instrument that was unwound following the termination of a contract with a customer. The decrease was partially offset by a higher utilization of funds from our Project Phoenix research and development cost-sharing program. In addition, last quarter we collected $1.7 million from a customer, a balance that had previously been deemed uncollectible and written-off several years prior.

The decrease year-over-year mainly stems from the $2.2 million financial charge explained above, as well as the impact of foreign exchange on U.S. and euro-denominated costs and taking into consideration that a majority of our revenue was hedged earlier in the year at less favorable exchange rates.

Segment operating income was $92.1 million for the year, 3% or $2.8 million lower than last year

This year, SP/C’s operating margin was 19.3%, compared to 21.8% last year. The decrease in operating margin was mainly due to the depreciation of the Canadian dollar against the U.S. dollar and the euro, negatively impacting our U.S. and euro-denominated costs, while most of our revenue had been hedged at rates, on average, that were similar to last year’s. In addition, we utilized less funds from our Project Phoenix research and development cost-sharing program. The decrease was partially offset by the increase in revenue due to a higher level of activity and more revenue recorded for simulators that had been already manufactured and for which we signed sales contracts during the year.

Capital employed decreased by $14.8 million from last quarter and increased by $28.0 million over last year

Capital employed was lower than last quarter, mainly due to lower non-cash working capital accounts. This was primarily due to a higher collection of accounts receivable, a reduction in our inventory levels, and a higher level of accounts payable at year-end.

Capital employed was higher than last year due to higher non-cash working capital accounts. This was primarily due to higher inventories, partially offset by a higher level of accounts payable at year-end.

Backlog down by 25% over last year
(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$381.8	$352.8
+ orders	383.2	466.9
- revenues	(477.5)	(435.3)
+/- adjustments (mainly FX)	0.7	(2.6)
Backlog, end of period	$288.2	$381.8
This year’s book-to-sale ratio was 0.80x.

5.2 Military segments SIMULATION PRODUCTS/MILITARY SP/M was awarded $317.7 million in orders this quarter, including:

  Two C-130J full-mission simulators (FMS), one C-130J flight training device (FTD) and complementary training equipment to Canada’s Department of National Defence (DND) under the Operational Training Systems Provider (OTSP) program;

  One full-mission simulator (FMS) hosting four different types of helicopter cockpits to the Helicopter Academy to Train by Simulation of Flying (HATSOFF), a joint venture equally owned by Hindustan Aeronautics Limited (HAL) and CAE;

  One C-130J weapon system trainer (WST) to Lockheed Martin for the Indian Air Force;

  One C-130H weapon system trainer (WST) to Lockheed Martin for the Algerian Air Force;

  One engineering flight simulator (EFS) to The Boeing Company to be used in the development of the U.S. Navy P-8A Poseidon maritime patrol aircraft;

22 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

  One E-3A flight training device (FTD) to the NATO Airborne Early Warning and Control (AEW&C) Program Management Agency (NAPMA);

  Upgrades to the MH-60L Black Hawk and MH-47G Chinook combat mission simulators (CMS) operated by the U.S. 160th Special Operations Aviation Regiment–Airborne;

  One MH-60R avionics maintenance trainer (AMT) for the U.S. Navy.

Products and new initiatives

  We launched the next-generation CAE MedallionTM -6000 image generator. The CAE MedallionTM image generator family is our long-standing visual system designed specifically for the military simulation market;

  We upgraded Warrior Observation Post Vehicle (WOPV) simulators for the British Army and these WOPV simulators completed acceptance trials at the Royal School of Artillery (RSA) at Larkhill, U.K.;

  We acquired Kestrel Technologies Pte Ltd. and established CAE Singapore operations to serve the military market in Singapore and throughout Southeast Asia.

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$483.5	383.7	143.6	125.5	126.0	88.4	101.5
Segment operating income		$87.7	51.7	26.8	25.7	21.6	13.6	14.5
Operating margins	%	18.1	13.5	18.7	20.5	17.1	15.4	14.3
Amortization & depreciation		$11.4	10.5	3.8	2.7	2.3	2.6	2.8
Capital expenditures		$6.5	7.3	2.0	2.2	1.1	1.2	2.1
Capital employed		$148.8	68.4	148.8	123.8	139.2	106.7	68.4
Backlog		$893.0	765.1	893.0	714.0	705.6	752.6	765.1

Revenue up by 14% over last quarter and by 41% year over year

The increase over last quarter and year over year mainly stems from a higher level of activity on a number of our simulator contracts awarded in fiscal 2009, most notably for our various NH90 programs combined with a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro.

Revenue was $483.5 million this year, 26% or $99.8 million higher than last year

The increase in revenue over last year was mainly due to a higher level of activity on various simulator contracts awarded in fiscal 2009, for both helicopters (NH90, Super Puma) and transport aircraft (C-130, KDC-10), combined with a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro.

Segment operating income up by 4% over last quarter and by 85% year over year

SP/M’s segment operating income increased over last quarter mainly due to the increase in activity as explained above, which resulted in the achievement of some important milestones on several of our NH90 programs during this quarter.

The increase year over year mainly stems from a combination of a higher level of activity, a higher utilization of funds from our Project Phoenix research and development cost-sharing program, an increase in investment tax credits and milestones achieved in this quarter for some of our NH90 programs.

Segment operating income was $87.7 million this year, 70% or $36.0 million higher than last year

Segment operating income increased mainly due to the above-mentioned higher level of activity, including the achievement of some important milestones on some of our NH90 programs, the positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro, a higher utilization of funds from our Project Phoenix research and development cost-sharing program and an increase in investment tax credits.

Capital employed increased by $25.0 million over last quarter and by $80.4 million over last year

The increase this quarter was mainly because of lower accounts payable and accrued liabilities and deposits on contracts.

The increase over last year was mainly due to increased accounts receivable and inventory at year-end, partially offset by a higher level of accounts payable and accrued liabilities and deposits on contracts.

Backlog up by 17% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$765.1	$635.8
+ orders	599.4	530.0
- revenues	(483.5)	(383.7)
+/- adjustments (mainly FX)	12.0	(17.0)
Backlog, end of period	$893.0	$765.1

This year’s book-to-sale ratio was 1.24x.

CAE Year-End Financial Results 2009 | 23

Management’s Discussion and Analysis TRAINING & SERVICES/MILITARY TS/M was awarded $226.6 million in orders this quarter, including:

  A twenty-year in-service support contract including training devices upgrades and maintenance as well as hardware and software engineering support under the Operational Training Systems Provider (OTSP) program;

  A three-year NH90 flight simulation training contract with the Norwegian armed forces, awarded to Rotorsim, a consortium with equal participation between CAE and AgustaWestland;

  We will continue to provide training support services as part of the U.S. Air Force’s C-130J Maintenance and Aircrew Training System program and C-130E/H Aircrew Training System program, resulting from the exercise of an annual contract option by Lockheed Martin in their contract with CAE USA;

  We will continue development and services as part of the Synthetic Environment Core (SE Core) program as a result of the exercise of a contract option by the U.S. Army Program Executive Office for Simulation, Training and Instrumentation (PEO STRI).
  Under this program, we operate a rapid database production facility in Orlando, Florida for the U.S. Army.

Services and new initiatives

  We built an AW139 helicopter simulator which entered into service for Rotorsim, the consortium owned equally by CAE and AgustaWestland in the United States, at our Northeast Training Centre;

  We, along with our consortium partners, Eurocopter, Thales, and Rheinmetall Defence Electronics, inaugurated the world’s first NH90 helicopter full-mission simulator and the first NH90 training centre at the German Army Aviation School in Bückeburg, Germany;

  We initiated development to introduce wide area networking at our Medium Support Helicopter Aircrew Training Facility (MSHATF) in the U.K. This will enable Chinook, Merlin and Puma helicopter aircrews training at MSHATF to be able to participate in networked training and mission rehearsal exercises with U.K. defence forces at bases around the country.

Financial results
(amounts in millions
except operating margins)		FY2009	FY2008	Q4-2009	Q3-2009	Q2-2009	Q1-2009	Q4-2008
Revenue		$240.7	222.5	66.5	58.9	58.4	56.9	54.1
Segment operating income		$38.7	31.4	9.1	8.6	11.4	9.6	7.6
Operating margins	%	16.1	14.1	13.7	14.6	19.5	16.9	14.0
Amortization & depreciation		$8.7	8.1	2.6	2.2	1.9	2.0	1.8
Capital expenditures		$22.7	15.8	6.4	8.1	5.8	2.4	3.4
Capital employed		$164.5	136.5	164.5	160.9	146.6	150.5	136.5
Backlog		$994.2	789.7	994.2	833.3	785.2	789.4	789.7

Revenue up by 13% over last quarter and by 23% year over year

The increase over last quarter and year over year was mainly attributable to a strong level of activity in our Professional Services business, combined with revenue from the recently begun maintenance phase of the Synthetic Environment Core (SE Core) program in the U.S. The year-over-year increase was also attributable to the depreciation of the Canadian dollar against the euro and the U.S. dollar, partially offset by the strength of the Canadian dollar against the British pound.

Revenue was $240.7 million this year, 8% or $18.2 million higher than last year

The increase was mainly the result of a strong level of activity in our Professional Services business, revenue generated from the recently begun maintenance phase of the aforementioned SE Core program, the depreciation of the Canadian dollar against the U.S. dollar and euro and an increased level of effort on some of our maintenance service contracts in Germany. The increase was partially offset by the strength of the Canadian dollar against the British pound.

Segment operating income up by 6% over last quarter and by 20% year over year

The increase over last quarter was mainly due to higher volume, as well as a cost recovery resulting from annual labour rate reviews with the Canadian government, partially offset by a lower utilization of funds from our Project Phoenix research and development cost- sharing program.

The increase year over year was mainly due to higher volume, improved margins on some maintenance services contracts, and a $1.2 million dividend from a U.K.-based investment of TS/M. There was no dividend from this investment in the fourth quarter of fiscal 2008. The dividend is a component of TS/M’s recurring business, even though it is not received evenly throughout the year.

Segment operating income was $38.7 million this year, 23% or $7.3 million higher than last year

The increase was mainly due to higher volume, improved margins on some maintenance service contracts and $2.7 million more in dividends received from a U.K.-based investment.

Capital employed increased by $3.6 million over last quarter and by $28.0 million over last year

The increase this quarter was mainly due to higher non-cash working capital accounts, principally resulting from increased accounts receivable, offset by an increase in accounts payable and accrued liabilities.

The increase over last year was mainly due to higher accounts receivable and property, plant and equipment at year-end.

24 | CAE Year-End Financial Results 2009

	Management’s Discussion and Analysis

Backlog up by 26% over last year

(amounts in millions)	FY2009	FY2008
Backlog, beginning of period	$789.7	$834.4
+ orders	493.9	216.1
- revenues	(240.7)	(222.5)
+/- adjustments (mainly FX)	(48.7)	(38.3)
Backlog, end of period	$994.2	$789.7
This year’s book-to-sale ratio was 2.05x.

Combined military performance favourable over last year

Our combined military revenue at $210.1 million represented an increase of $25.7 million or 14% over last quarter, and $54.5 million or 35% compared to the fourth quarter of fiscal 2008. For fiscal 2009, our $724.2 million combined military revenue represented a $118.0 million or 19% increase over fiscal 2008. You will find more details in the above Results by segment sections of SP/M and TS/M.

Results were positively impacted by a series of events including Project Phoenix, additional investment tax credits and higher dividends from our U.K.-based investment. Going forward we expect our margin to be around 15%. This favourably compares to the normalized combined military operating margins of 13.1% in fiscal 2008 demonstrating the continuous improved profitability of our military business.

Combined military book-to-sale ratio for the year was 1.51x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;

  Capital expenditure requirements;

  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

6.1 Consolidated cash movements

(amounts in millions)	FY2009	FY2008	FY2007	Q4-2009	Q3-2009	Q4-2008
		Restated	Restated			Restated
Cash provided by continuing operating activities*	$290.1	$276.6	$219.1	$75.8	$64.6	$57.7
Changes in non-cash working capital	(94.6)	(15.7)	20.2	(4.6)	29.0	73.2
Net cash provided by continuing operations	$195.5	$260.9	$239.3	$71.2	$93.6	$130.9
Maintenance capital expenditures	(54.5)	(83.3)	(39.2)	(27.7)	(13.5)	(9.0)
Other assets	(5.0)	(5.5)	(2.9)	(2.0)	(1.0)	(1.2)
Cash dividends	(29.6)	(9.8)	(9.8)	(7.6)	(7.4)	(2.4)
Free cash flow[1]	$106.4	$162.3	$187.4	$33.9	$71.7	$118.3
Growth capital expenditures	(149.2)	(106.2)	(118.9)	(35.1)	(38.4)	(39.3)
Deferred development costs	(10.5)	(16.5)	(3.0)	(3.1)	(3.3)	(2.6)
Deferred pre-operating costs	(1.8)	(3.9)	(5.9)	0.5	(1.4)	(3.0)
Other cash movements, net	(4.1)	8.0	7.9	(3.4)	(7.8)	0.1
Business acquisitions (net of cash and cash
equivalents acquired)	(41.5)	(41.8)	(4.4)	(2.4)	(0.4)	(1.1)
Proceeds from disposal of discontinued operations	–	–	(3.8)	–	–	–
Effect of foreign exchange rate changes on cash and
cash equivalents	17.7	(0.1)	4.4	0.9	19.6	12.8
Net (decrease) increase in cash before proceeds
and repayment of long-term debt	$(83.0)	$1.8	$63.7	$(8.7)	$40.0	$85.2
* before changes in non-cash working capital

On April 1, 2008, we adopted a change to our definition of free cash flow to exclude the growth capital expenditures, capitalized costs and its corresponding asset-specific financing (including non-recourse debt).

[1] Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 25

Management’s Discussion and Analysis

Free cash flow was $33.9 million for the quarter

Free cash flow was 53% or $37.8 million lower than last quarter, and 71% or $84.4 million lower year over year mainly due to an increase in non-cash working capital and an increase in maintenance capital expenditures. Maintenance capital expenditures included the buyback for one simulator this quarter, while there were no buybacks in either the previous fiscal quarter of the fourth quarter of fiscal 2008.

Free cash flow was $106.4 million this year

Free cash flow was 34% or $55.9 million lower than last year. The decrease in free cash flow was mainly attributable to an increase in non-cash working capital and in cash dividends, partially offset by an increase in cash provided by continuing operations and reduced maintenance capital expenditures. The reduced maintenance capital expenditures was mainly due to the buyback of one simulator in fiscal 2009 versus three in fiscal 2008.

Maintenance capital expenditures decreased by $28.8 million, while growth capital expenditures increased by $43.0 million this year

Total capital expenditures of $203.7 million this year included:

  The buyback of a leased simulator that was already part of our network, and therefore included in our maintenance capital expenditures;

  The ongoing investment to grow our training network.

6.2 Sources of liquidity

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines at March 31, 2009 was $671.2 million, of which $117.8 million (or 18%) was used for letters of credit. The total amount available as at March 31, 2008 was $573.6 million, of which $129.6 million (or 23%) was used. Due to the fact that our revolving credit facilities are denominated in U.S. dollars (US$400.0 million) and euros (€100.0 million), total availability increased due to the depreciation of the Canadian dollar, and to a small decrease in our utilization compared to the prior year. The applicable interest rate on this revolving term credit facility is at our option, based on the bank’s prime rate, bankers’ acceptance rates or LIBOR plus a spread which depends on the credit rating assigned by Standard & Poor’s Rating Services. There were no borrowings under the facilities as at March 31, 2009 nor as at March 31, 2008.

We have an unsecured and uncommitted bank line of credit available in euros totalling $5.0 million (€3.0 million) compared to $4.9 million (€3.0 million) at March 31, 2008. The line of credit bears interest at a euro base rate. We had not drawn down on this operating line as at March 31, 2009.

Long-term debt was $480.3 million as at March 31, 2009 compared to $379.8 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $125.6 million as at March 31, 2009 compared to $27.3 million at the end of the previous fiscal year. The fluctuations in foreign exchange rates accounted for more than 50% of the variation in debt. Other reasons for the variation in debt over the year (other than normal contractual amortization of existing debt) are described below.

Upon the acquisition of Sabena, we assumed capital leases related to the leasing of various equipment, simulators, and a building. The leases have effective interest rates ranging from 3.98% to 6.09%. As at March 31, 2009, we had $17.2 million (€10.3 million) outstanding.

During fiscal 2009, CAE and its partner obtained $53.1 million (US$42.1 million) of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt begins semi-annual amortization in September 2013 with a final maturity in September 2025. After taking into consideration the effect of the USD-Indian rupees cross currency interest rate swap agreement, the fixed interest rate is 10.35% per annum. As at March 31, 2009, our proportionate (50%) share of the drawn amount of the debt was $7.6 million (US$6.0 million).

We borrowed an additional $14.1 million (€8.4 million) for our 25% share on the debt facility for the German NH90 project for a total of $68.4 million (€40.9 million). The borrowings bear interest at a EURIBOR rate and are currently swapped to a fixed rate of 4.8%. The project has €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non recourse to us with a final maturity in December 2019.

We borrowed, in U.S. dollars, Hong Kong dollars (HKD) and Chinese Yuan Renminbi (RMB or ¥), an additional $24.2 million (HKD49.0 million, US$5.8 million, ¥48.3 million) for our 49% share on the debt facilities of two FFSs for the Zhuhai Training Centre, for the expansion of that training centre, as well as the refinancing of existing debt for a total outstanding amount of $46.3 million (HKD49.0 million, US$21.7 million and ¥59.5 million) at March 31, 2009. In fiscal 2009, we made repayments totalling $8.2 million (US$2.2 million, ¥29.5 million). The U.S. dollar-based borrowings bear interest on a floating rate basis of U.S. LIBOR plus a spread ranging from 0.45% to 1% and have maturities between August 2008 and August 2014. The ¥ based borrowings bear interest at the local rate of interest with final maturities between September 2008 and September 2011. The HKD borrowings bear interest at HKD HIBOR plus a spread of 1.5% with final maturities in April 2009. The debts are non recourse to us.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. The average interest rates on these borrowings are approximately 6.1%. We have borrowed $8.1 million this year, and as at March 31, 2009, the amount outstanding was $17.1 million.

26 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for $126.0 million (US$100.0 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As at March 31, 2009, we had $69.7 million outstanding compared to $54.9 million as at March 31, 2008. Due to the fact that the majority of the guarantees are issued in U.S. dollars, the variation was principally due to the appreciation of the Canadian dollar.

We believe that our cash and cash equivalents, access to credit facilities and expected free cash flow will enable the pursued growth of our business, the payment of dividends and will enable us to meet all other expected financial requirements in the near term.

6.3 Contractual obligations

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations
As at March 31, 2009
(amounts in millions)	2010	2011	2012	2013	2014	Thereafter	Total
Long-term debt	$122.6	$32.9	$27.3	$89.8	$35.9	$147.1	$455.6
Capital leases	4.0	10.3	1.9	1.9	2.0	7.3	27.4
Operating leases	60.6	59.4	61.3	47.1	41.1	140.4	409.9
Purchase obligations	7.0	6.1	7.3	7.5	–	–	27.9
Total	$194.2	$108.7	$97.8	$146.3	$79.0	$294.8	$920.8

We also had total availability under the committed credit facilities of $553.4 million available as at March 31, 2009 compared to $444.0 million at March 31, 2008. Due to the fact that the credit facilities are denominated in U.S. dollars and euros, the increase in available credit resulted from the depreciation of the Canadian dollar, and to a lower utilization compared to the prior year.

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2009 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.	CONSOLIDATED FINANCIAL POSITION
7.1	Consolidated capital employed

	As at March 31	As at March 31
(amounts in millions)	2009	2008
Use of capital:
Non-cash working capital	$(60.4)	$(138.1)
Property, plant and equipment, net	1,302.4	1,046.8
Other long-term assets	473.8	380.0
Other long-term liabilities	(225.6)	(216.1)
Total capital employed	$1,490.2	$1,072.6
Source of capital:
Net debt	$285.1	$124.1
Shareholders’ equity	1,205.1	948.5
Source of capital	$1,490.2	$1,072.6

Capital employed1 increased 39% over last year

The increase was mainly the result of higher property, plant and equipment, other long-term assets and non-cash working capital, offset by an increase in other long-term liabilities.

[1] Non-GAAP measure (see Section 3.7).

CAE Year-End Financial Results 2009 | 27

Management’s Discussion and Analysis

Our return on capital employed1 (ROCE) was 15.8% (14.4% adjusted for operating leases) this year compared to 16.8% (14.5% adjusted for operating leases) for last year.

Non-cash working capital1 increased by $77.7 million

The increase was mainly from an increase in accounts receivable and inventories, partially offset by an increase in accounts payable and accrued liabilities.

Net property, plant and equipment up $255.6 million

The increase was mainly from capital expenditures of $203.7 million and foreign exchange of $95.8 million, partially offset by normal depreciation of $71.3 million.

Net debt higher than last year

The increase was largely caused by an $83.0 million decrease in cash before proceeds and repayment of long-term debt, the depreciation of the Canadian dollar against our foreign-denominated debt and the assumption of debt held by acquired businesses.

Change in net debt
	As at March 31	As at March 31
(amounts in millions)	2009	2008
Net debt, beginning of period	$124.1	$133.0
Impact of cash movements on net debt
(see table in the cash movements section)	83.0	(1.8)
Business acquisitions and others	23.2	11.8
Effect of foreign exchange rate changes on long-term debt	54.8	(18.9)
Increase (decrease) in net debt during the period	161.0	(8.9)
Net debt, end of period	$285.1	$124.1

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering into the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew).

We have a 12% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. We had a $6.4 million (£3.5 million) non-recourse debt outstanding as at March 31, 2009. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are $74.5 million as at March 31, 2009 and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in the commitments presented in Note 21 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which we have 25% ownership, contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5-year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $68.4 million (€40.9 million) as at March 31, 2009, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We increased the amount of financing for the Zhuhai Flight Training Centre this year. The recorded debt represents our 49% joint venture share of term debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. LIBOR plus a spread, HKD HIBOR plus a spread, and RMB local rate of interest and have various amortizations to August 2014. We had $46.3 million outstanding (HKD49.0 million, US$21.7 million and ¥59.5 million) as at March 31, 2009. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

In June 2007, we concluded a non-recourse financing for two newly established civil aviation training centres. The debt is non recourse to us and is collateralized by the assets of the training centres and is cross-guaranteed and cross-collateralized by the cash flow generated by the two training centres. The outstanding balance as of March 31, 2009 was $118.2 million (US$68.0 million and £18.1 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

During fiscal 2009, CAE and its partner obtained $53.1 million (US$42.1 million) of senior collateralized non-recourse financing for the HATSOFF Helicopter Training Private Limited joint venture, a military aviation training centre in Bangalore, India. The debt has a final maturity of September 2025. As at March 31, 2009, our proportionate (50%) share of the drawn amount of the debt was $7.6 million (US$6.0 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Shareholders’ equity

The $256.6 million increase in equity was mainly because of higher net earnings ($199.4 million) and other comprehensive income ($74.7 million), partially offset by dividends ($29.6 million).

28 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 255,146,443 common shares issued and outstanding as at March 31, 2009 with total share capital of $430.2 million. We also had 4,211,150 options outstanding, of which 1,959,690 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2009, we had a total of 255,374,612 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.03 per share each quarter in fiscal 2009. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay dividends of approximately $31 million based on our current dividend policy and the 255 million common shares outstanding as at March 31, 2009.

Guarantees

We issued letters of credit and performance guarantees for $115.7 million in the normal course of business this year, compared to $108.9 million last fiscal year. The amount was higher this year due to more advance payments offset by lower deployment obligations.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $2.3 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

7.2 Variable interest entities

Note 24 to the consolidated financial statements summarizes, by segment, the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for both the military and civil aviation segments. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific purchase price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by the collateralized long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where it is in the form of equity and subordinated loan. We also provide administrative services to another SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2009 and 2008, we were the primary beneficiary for one of them. The assets and liabilities of the VIE are fully consolidated into our consolidated financial statements as at March 31, 2009 and 2008, even before we classified it as a VIE and CAE as being the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under the Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $48.1 million at the end of fiscal 2009 ($42.0 million in 2008).

Partnership arrangements

We enter into partnership arrangements to provide manufactured military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and through manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. As at March 31, 2009 and 2008, our maximum off balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

CAE Year-End Financial Results 2009 | 29

Management’s Discussion and Analysis

7.3 Off balance sheet arrangements

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

  The TS/C segment, which operates a fleet of over 140 simulators in our and other training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

  The TS/M segment, which operates a training centre for the MSH project with the U.K Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K.
  Ministry of Defence) and the asset company (which owns the assets). These leases are non recourse to us.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are comparable to the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions this year and as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

In fiscal 2009, we bought back one FFS that had initially been financed under a sale and leaseback transaction for a total consideration of $16.7 million (US$14.0 million), and for which we had an unamortized deferred gain of $7.8 million. This resulted in an increase of $8.9 million to our property, plant and equipment line.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2009. They appear as operating leases in our consolidated financial statements.

Existing FFSs under sale and leaseback

		Number		Initial		Imputed	Unamortized	Residual
(amounts in millions		of FFSs	Lease	term		interest	deferred	value
unless otherwise noted)	Fiscal year	(units)	obligations	(years)		rate	gain	guarantee
SimuFlite	2002 to 2005	14	$145.0	10	to 20	5.5% to 6.7%	$9.7	$ –
CAE Inc.	2000 to 2002	3	40.2	20	to 21	6.4% to 7.6%	19.1	13.1
Denver training centres	2003	5	69.1	20		5.0%	24.0	–
Zhuhai Xiang Yi Aviation
Technology Company
Limited joint venture (1)	2003	5	19.9	15		3.0%	–	–
Other	–	2	10.4	8		6.55% to 7.0%	–	–
Total		29	$284.6				$52.8	$13.1
Annual lease payments
(upcoming 12 months)			$31.9
(1) We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $28.9 million for fiscal 2009, compared to $27.6 million last year.

You can find more details about operating lease commitments in Notes 21 and 26 to the consolidated financial statements.

7.4 Financial instruments

We are exposed to various financial risks in the normal course of business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

30 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. The fair value of a financial instrument is determined by reference to the available market information at the balance sheet date. When no active market exists for a financial instrument, we determine the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under the valuation model, we primarily use external, readily observable market inputs. Assumptions or inputs that are not based on observable market data are used when external data is not available. Fair value calculations represent our best estimate of market conditions on a given date. Considering the variability of the factors used in determining fair value and the volume of financial instruments, the fair values presented in the consolidated financial statements may not be indicative of the amounts that we could realize in the current market environment or by immediate settlement of the instruments.

We used the following methods and assumptions to estimate the fair value of financial instruments:

  Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet, which represent an appropriate estimate of their fair value due to their short-term maturities;

  Capital leases are valued using the discounted cash flow method;

  The fair value of long-term debt, the long-term obligation and long-term receivables (including CVS) are estimated based on discounted cash flows using current interest rates for instruments with similar terms and remaining maturities;

  The fair value of our derivative instruments (including forward contracts, swap agreements and embedded derivatives with economic characteristics and risks that are not clearly and closely related to those of the host contract) are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve, adjusted for counterparty credit risk. Assumptions are based on market conditions prevailing at each balance sheet date. Derivative instruments reflect the estimated amounts that we would receive or pay to settle the contracts at the balance sheet date;

  The fair value of available-for-sale investments which do not have readily available market value is estimated using a discounted cash flow model, which includes some assumptions that are not supportable by observable market prices or rates.

Counterparty credit risk and our own credit risk have been taken into account in estimating fair value of all financial assets and liabilities, including derivatives.

Financial risk management

Due to the nature of the activities that we carry out and as a result of holding financial instruments, we are primarily exposed to credit risk, liquidity risk and market risk, especially foreign currency risk and interest rate risk.

Derivative instruments are used by us to manage market risk against the volatility in foreign exchange rates, interest rates and stock-based compensation in order to minimize their impact on our results and financial position. Our policy is not to utilize any derivative financial instruments for trading or speculative purposes. We may choose to designate derivative instruments, either freestanding or embedded, as hedging items. This process consists of matching derivative hedging instruments to specific assets and liabilities or to specific firm commitments or forecasted transactions. To some extent, we use non-derivative financial liabilities to hedge foreign currency exchange rate risk exposures.

Credit risk

Credit risk is defined as our exposure to a financial loss if a debtor fails to meet its obligations in accordance with the terms and conditions of its arrangements with us, in relation to financial instruments. We are exposed to credit risk on our account receivables and certain other assets through our normal commercial activities. We are also exposed to credit risk through our normal treasury activities on our cash and cash equivalents, and derivative financial instrument assets.

Credit risks arising from our normal commercial activities are independently managed and controlled by our four segments, specifically in regards to customer credit risk. Trade accounts receivable are recognized initially at fair value and subsequently measured at amortized cost less allowance for doubtful accounts. An allowance for doubtful accounts is established when there is a reasonable expectation that we will not be able to collect all amounts due according to the original terms of the receivable (see note 6 to the consolidated financial statements). The carrying amount of the trade accounts receivable is reduced through the use of an allowance account and the amount of any increase to the allowance is recognized in earnings. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized in earnings.

Our customers are primarily established companies with publicly available credit ratings and government agencies, which facilitates risk monitoring. In addition, we typically receive substantial non-refundable deposits on contracts. We closely monitor our exposure to major airlines in order to mitigate our risk to the extent possible. Furthermore, our trade accounts receivable are not concentrated to any specific customers but rather are from a wide range of commercial and government organizations. As well, our credit exposure is further reduced by the sale of certain of our accounts receivable to a third-party for cash consideration on a non-recourse basis. We do not hold any collateral as security. The credit risk on cash and cash equivalents are mitigated by the fact that they are in place with a diverse syndicate of major Japanese, North American and European financial institutions.

CAE Year-End Financial Results 2009 | 31

Management’s Discussion and Analysis

We are exposed to credit risk in the event of non-performance by counterparties to our derivative financial instruments. We use several measures to minimize this exposure. First we enter into contracts with counterparties that are of high credit quality (mainly A-rated or better). We signed International Swaps & Derivatives Association, Inc. (ISDA) Master Agreements with the majority of counterparties we trade derivative financial instruments with. These agreements make it possible to apply full netting of the gross amounts of the market price assessments, when one of the contracting parties defaults on the agreement, for each of the transactions covered by the agreement and in force at the time of default. Also, collateral or other security to support derivative financial instruments subject to credit risk can be requested by us or our counterparties (or both parties, if need be) when the net balance of gains and losses on each transaction exceeds a threshold defined in the ISDA Master Agreement. Finally, we monitor the credit standing of counterparties on a regular basis to help minimize credit risk exposure.

Liquidity risk

Liquidity risk is defined as the potential that we cannot meet a demand for cash or meet our obligations as they become due.

We manage this risk by establishing detailed cash forecasts, as well as long-term operating and strategic plans. The management of consolidated liquidity requires a constant monitoring of expected cash inflows and outflows which is achieved through a detailed forecast of our consolidated liquidity position, for adequacy and efficient use of cash resources. Liquidity adequacy is assessed in view of seasonal needs, growth requirements and capital expenditures, and the maturity profile of indebtedness, including off-balance sheet indebtedness. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations. In managing our liquidity risk, we have access to revolving unsecured term-credit facilities of US$400.0 million and €100.0 million. As well, we have an agreement to sell certain of our accounts receivable up to $50.0 million. We also constantly monitor any financing opportunities to optimize our capital structure and maintain appropriate financial flexibility.

Market risk

Market risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of changes in market prices, whether those changes are caused by factors specific to the individual financial instruments or its issuer, or factors affecting all similar financial instruments traded in the market. We are mainly exposed to foreign currency risk and interest rate risk.

Foreign currency risk

Foreign currency risk is defined as our exposure to a gain or a loss in the value of our financial instruments as a result of the fluctuations in foreign exchange rates. We are exposed to foreign currency rate variability primarily in relation to certain sale commitments, expected purchase transactions and debt denominated in a foreign currency. As well, our foreign operations are essentially self-sustaining and these foreign operations’ functional currencies are other than the Canadian dollar (in particular the U.S. dollar [USD], euro [€] and British pounds [GBP or £]) Our related exposure to the foreign currency rates is primarily through cash and cash equivalents and other working capital elements of these foreign operations.

The segments also mitigate foreign currency risks by transacting, in their functional currency for material procurements, sale contracts and financing activities.

We use forward foreign currency contracts and foreign currency swap agreements to manage our exposure from transactions in foreign currencies and to synthetically modify the currency of exposure of certain balance sheet items. We apply hedge accounting for a significant portion of forecasted transactions and firm commitments denominated in foreign currencies, designated as cash flow hedges.

Our foreign currency hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held to maturity, consistent with the objective to fix currency rates on the hedged item.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We generally hedge future revenue exposure when contracts are signed. During the second quarter of fiscal 2009, we began to create a portfolio of currency hedging positions intended to mitigate the risk to a portion of future revenues presented by the current high-level volatility of the Canadian dollar versus the U.S. currency. With respect to the remaining expected future revenues, our manufacturing operations in Canada remain exposed to changes in the value of the Canadian dollar.

We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 18 to the consolidated financial statements for more details). At the end of fiscal 2009, approximately 11% of the total value of the outstanding contracts was not hedged. The non-hedged portion results from short timing issues between contract signature and hedging transactions as well as a number of small contracts that remain unhedged. Furthermore, last year, we entered into a hedge to cover the interest and principal repayment of U.S.-denominated debt maturing in June 2009.

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. We had $708.9 million Canadian dollar equivalent in forward contracts at the end of fiscal 2009 ($95.6 million on buy contracts and $613.3 million on sales contracts), compared to $650.0 million ($157.7 million on buy contracts and $492.3 million on sales contracts) at the end of the previous year. The increase on sales contracts was mainly because of the creation of the portfolio of currency hedging future revenues, and of a higher number of foreign currency denominated revenue contracts being hedged. The decrease on buy contracts was mainly because of hedges on foreign currency costs incurred in our manufacturing process that expired at the end of the second quarter.

32 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Foreign currency sensitivity analysis

Foreign currency risk arises on financial instruments that are denominated in a foreign currency. Assuming a reasonably possible strengthening of 5% in the relevant foreign currency against the Canadian dollar for the year ended March 31, 2009, the pre-tax effects on net earnings would have been a negative net adjustment of $2.5 million and a negative net adjustment of $24.6 million on OCI.

Interest rate risk

Interest rate risk is defined as our exposure to a gain or a loss to the value of our financial instruments as a result of the fluctuations in interest rates. We bear some interest rate fluctuation risk on our floating rate long-term debt and some fair value risk on our fixed interest long-term debt. We mainly manage interest rate risk by fixing project-specific floating rate debt in order to reduce cash flow variability. We also have a floating rate debt through an unhedged bank borrowing, a specific fair value hedge and other asset-specific floating rate debt. A mix of fixed and floating interest rate debt is sought to reduce the net impact of fluctuating interest rates. Derivative financial instruments used to synthetically convert interest rate exposures are mainly on interest rate swap agreements.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 72% fixed-rate and 28% floating-rate at the end of this year, the same as the previous year.

Interest rate sensitivity analysis

Our interest rate hedging programs are typically unaffected by changes in market conditions, as related derivative financial instruments are generally held-to-maturity to ensure proper asset and liability management matching, consistent with the objective to reduce risks arising from interest rate movements. As a result, the changes in variable interest rates do not have a significant impact on our consolidated net income and other comprehensive income.

Stock-based compensation cost

Since March 2004, we have entered into equity swap agreements with two major Canadian financial institutions to reduce our cash and net earnings exposure to fluctuations in our share price relating to the DSU and LTI-DSU programs. Pursuant to the agreement, we receive the economic benefit of dividends and a share price appreciation while providing payments to the financial institution for the institution’s cost of funds and any share price depreciation. The net effect of the equity swap partly offsets movements in our share price impacting the cost of the DSU and LTI-DSU programs and is reset monthly. As at March 31, 2009, the equity swap agreements covered 2,155,000 common shares.

Hedge of self-sustaining foreign operations

We have designated a portion of our senior notes totalling US$33.0 million as at March 31, 2009 (2008 – US$33.0 million), as a hedge of self-sustaining foreign operations and it is being used to hedge our exposure to foreign exchange risk on these investments. Gains or losses on the translation of the designated portion of our senior notes are recognized in other comprehensive income to offset any foreign exchange gains or losses on translation of financial statements of self-sustaining foreign operations. During the third quarter of fiscal 2008, US$60.0 million of senior notes, maturing in June 2009, was de-designated as a hedge of self-sustaining foreign operations. Accordingly, from the de-designation date, the change in carrying value of this portion of the senior notes as a result of change in foreign currency is recorded in earnings. However, a highly effective cash flow hedge was obtained to cover the interest payments and final maturity of this debt.

Refer to the Consolidated Statements of Comprehensive Income for the total amount of the change in fair value of financial instruments designated as cash flow hedge recognized in income for the period and total amount of gains and losses recognized in other comprehensive income. Also, refer to Note 18 of the consolidated financial statements for the classification of financial instruments and to Note 19 of the consolidated financial statements for amounts of gains and losses associated with financial instruments, including derivatives not designated in a hedging relationship.

8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES
8.1	Acquisitions

Fiscal 2009 acquisitions

We acquired three businesses for a total cost, including acquisition costs, of $64.3 million which was payable primarily in cash of $43.9 million and assumed debt of $20.4 million. The total cost does not include potential additional consideration of $6.3 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Sabena Flight Academy

During the first quarter of fiscal 2009, we acquired Sabena Flight Academy (Sabena). Sabena offers cadet training, advanced training and aviation consulting for airlines and self-sponsored pilot candidates.

Academia Aeronautica de Evora S.A.

During the second quarter of fiscal 2009, we increased our participation in Academia Aeronautica de Evora S.A. (AAE) to 90% in a non-cash transaction.

Kestrel Technologies Pte Ltd

During the third quarter of fiscal 2009, we acquired Kestrel Technologies Pte Ltd (Kestrel) which provides consulting and professional services, and provides simulator maintenance and technical support services.

CAE Year-End Financial Results 2009 | 33

Management’s Discussion and Analysis

Fiscal 2008 acquisitions

We acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs did not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter of fiscal 2008, we acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter of fiscal 2008, we acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creating industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter of fiscal 2008, we acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations.

As part of this agreement, we were given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require us to purchase the remaining outstanding shares. As such, we consider that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by us since the acquisition date.

Flightscape Inc.

During the second quarter of fiscal 2008, we acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

During the third quarter of fiscal 2009, we recorded an additional purchase price for Flightscape of $3.0 million settled in cash and reduced the additional potential consideration of $12.0 million to $1.0 million which, if met, would be recorded as additional goodwill. The additional purchase price was recorded as goodwill.

The net assets of Sabena, AAE and Flightscape are included in the Training & Services/Civil segment. The net assets of Kestrel, MultiGen and Macmet are included in Simulation Products/Military. The net assets of Engenuity are segregated between the Simulation Products/Military and Training & Services/Military segments.

The above-listed acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

8.2 Discontinued operations

CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, we decided to discontinue our German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN environment. CAE Elektronik GmbH divested its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

Forestry Systems

On May 2, 2003, we completed the sale of one of our Forestry Systems businesses to Carmanah Design and Manufacturing. We were entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and we received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, we sold substantially all the assets of the sawmill division of our Forestry Systems. We were entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, we were notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. We completed a review of the buyers’ books and records and, in January 2006, launched legal proceedings to collect the payment that we believe is owed to us. Prior to the termination of the arbitration, for fiscal 2008 and 2007, we incurred fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million) and $0.9 million (net of tax recovery of $0.2 million), respectively.

34 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Until April 2008, we were in arbitration with the buyer because of this dispute. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent. A write-off, in the amount of $8.5 million (net of a tax recovery of $1.5 million), was accounted for in fiscal 2008 because, in accordance with the relevant accounting pronouncements, we deemed that the impairment conditions existed at the date of our fiscal 2008 consolidated financial statements.

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. The risks and uncertainties described below are risks that could materially affect our business, financial condition and results of operation. These risks are categorized as industry-related risks, risks specific to CAE and risks related to the current market environment. These are not necessarily the only risks we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

9.1 Risks relating to the industry

Competition

We sell our simulation equipment and training services in highly competitive markets and new entrants are emerging and others are positioning themselves to take advantage of expected market demand. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Alteon Training L.L.C., a Boeing subsidiary, which may have certain pricing and other competitive advantages over CAE due to its status within the Boeing group of companies.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Reduced demand resulting from the recessionary economy and credit constraints for civil market products can lead to heightened competition for each available sale. This in turn may lead to a reduction in profit on sales won during such a period.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2009, for example, sales by the SP/M and TS/M segments accounted for 44% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry. Most airlines faced financial difficulties in fiscal 2009, due both to surging costs for jet fuel (alleviated in the latter part of the year for some, but hedging positions extended the pain for others) and the global credit crisis and ensuing economic recession which has resulted in air cargo and traffic declines.

If fuel prices return to high levels for a sustained period, there could possibly be a greater impetus for airlines to replace older, less fuel efficient aircraft. However, higher fuel costs could also limit the airlines’ available financial resources, and could potentially cause deliveries of new aircraft to be delayed or cancelled. Such a reaction would negatively affect the demand for our training equipment and services.

Constraints in the credit market leading to the higher cost, and diminished availability of credit may reduce the ability of airlines and others to purchase new aircraft, negatively affecting the demand for our training equipment and services and to purchase our products. However, both Airbus and Boeing have announced credit availability for their customers.

We are also exposed to credit risk on accounts receivable from our customers. We have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact that changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

CAE Year-End Financial Results 2009 | 35

Management’s Discussion and Analysis

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products are subject to regulatory controls. These can prevent us from selling to certain countries and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

9.2 Risks relating to the Company

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Research and development activities

We carry out some of our research and development initiatives with the financial support of government, including the Government of Québec through Investissement Québec and the Government of Canada through the Strategic Aerospace and Defence Initiative (SADI) and Technology Partnerships Canada. We may not in the future be able to replace these existing programs with other government risk-sharing programs of comparable benefit to us, which could have a negative impact on our financial performance and research and development activities.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines and defence organizations are long-term agreements that run up to 20 years. While some of these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Procurement and OEMs encroachment

We are required to procure data, parts, equipment and many other inputs from a wide variety of OEMs and sub-contractors. We are not always able to find two or more sources for inputs we need, and in the case of specific aircraft simulators and other training equipment, significant inputs can only be sole-sourced. We may therefore be vulnerable to delivery schedule delays, the financial condition of the sole-source suppliers and their willingness to deal with us. Within their corporate groups, some sole-source suppliers include businesses that compete with parts of our business.

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for risks of losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

36 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licenses on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skills, expertise and experience. Our compensation policy is designed to mitigate this risk.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

  Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

  Our pilot provisioning;

  Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services that our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from any third party. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from 6 to 18 months for civil aviation applications and from 6 to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price. We may pre-build certain products in anticipation of orders to come and to facilitate a faster delivery schedule to gain competitive advantage; if orders for those products do not materialize when expected, we have to carry the pre-built product in inventory for a period of time until a sale is realized.

9.3 Risks relating to the market

Foreign exchange

Approximately 95% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a larger proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. If the Canadian dollar increases in value, it will negatively affect our foreign currency-denominated revenue and hence our financial results. If the Canadian dollar decreases in value, it will negatively affect our foreign currency-denominated costs and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower. We have various hedging programs to partially offset this exposure. However, our currency hedging activities may not successfully mitigate foreign exchange risk.

CAE Year-End Financial Results 2009 | 37

Management’s Discussion and Analysis

Availability of capital

Our main credit facility is up for renewal in fiscal 2011. We cannot determine at this time whether the credit facility will be renewed at the same cost, for the same five year duration and on similar terms as were previously available four years ago.

Pension plans

Pension funding is based on actuarial estimates and is subject to limitations under applicable income tax and other regulations. Actuarial estimates prepared during the year were based on assumptions related to projected employee compensation levels at the time of retirement and the anticipated long-term rate of return on pension plan assets. The actuarial funding valuation reports determine the amount of cash contributions that we are required to contribute into the registered retirement plans. The latest funding reports show the pension plans to be in a solvency deficit position. Therefore, we are required to make cash funding contributions. As the pension fund assets consist of a mix of bonds and equities, recent market conditions have reduced the market value of the pension fund assets. If this reduced level of pension fund assets persists to the date of the next funding valuations, we will be required to increase our cash funding contributions, reducing the availability of such funds for other corporate purposes.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2009. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

These are the main risks we are facing:

  Change in laws and regulations;

  Tariffs, embargoes, controls and other restrictions;

  General changes in economic and geopolitical conditions;

  Complexity and risks of using foreign representatives and consultants.

10. CHANGES IN ACCOUNTING STANDARDS

10.1 Significant changes in accounting standards – fiscal 2007 to 2009

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC) Abstracts.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the grant date, the compensation expense is recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006;

  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006;

  It increased the stock-based compensation expense by $2.2 million for fiscal year 2006 and had no impact for fiscal 2005;

  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

Accounting changes

On April 1, 2007, we adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. The adoption of this revised standard had no effect on our consolidated statements.

Financial instruments and hedging relationships

On April 1, 2007, we adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments –Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.

Our adoption of these financial instrument standards resulted in changes in the accounting for financial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable.

38 | CAE Year-End Financial Results 2009

	Management’s Discussion and Analysis

The following table summarizes the required transition adjustment upon adoption of the relevant standards as at April 1, 2007:
		Accumulated other
(amounts in millions)	Retained earnings	comprehensive loss
Financial instruments classified as held-for-trading	$(0.3)	$ –
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-
maturity, loans and receivables and other financial liabilities carried at
amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedge	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6
	$(8.3)	$(3.5)

Financial instruments – disclosures and presentation

Effective April 1, 2008, we adopted CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation, issued to replace Section 3861, Financial Instruments – Disclosure and Presentation. Under CICA 3862, an entity is required to disclose information that enables users to evaluate the significance of financial instruments on an entity’s financial position and performance, to evaluate the nature and extent of risks, such as credit risk, liquidity risk and markets risks, arising from financial instruments to which the entity is exposed during the period and at the consolidated balance sheet date, and to evaluate how the entity monitors and manages those risks.

Section 3863 carries forward standards for presentation of financial instruments and non-financial derivative instruments and provides additional guidance for the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and circumstances in which financial assets and financial liabilities are offset.

The adoption of these standards did not have any impact on the classification and measurement of our consolidated financial statements. The new disclosures pursuant to these new CICA handbook sections are included in Note 18 of our consolidated financial statements. Comparative information about the nature and extent of risks arising from financial instruments is not required in the year Section 3862 is adopted.

Reclassification of financial assets

In October 2008, the CICA issued amendments to Handbook Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosures. These amendments permit the reclassification of financial assets out of held-for-trading and available-for-sale categories in specified circumstances. The amendments are applicable to us for periods beginning on or after July 1, 2008. There were no adjustments to our consolidated financial statements upon adoption of this new standard.

Credit risk and fair value of financial assets and financial liabilities

During the fourth quarter of fiscal 2009, we adopted EIC-173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities. This abstract stipulates that counterparties’ credit risk and an entity’s own credit risk should be taken into account when estimating the fair value of all financial assets and financial liabilities, including derivatives. The abstract permits retroactive application with or without restatement of prior periods. We apply the abstract retrospectively without restatement of prior periods and as such, EIC-173 was applied April 1, 2008.

Accordingly, we have remeasured our financial instruments carried at fair value as at April 1, 2008, to take such risks into account. The application of EIC-173 did not have a material net impact on our consolidated financial statements.

Capital disclosures

Effective April 1, 2008, we adopted CICA Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. The new disclosures are included in Note 17 of our consolidated financial statements.

Inventories

Effective April 1, 2008, we adopted CICA Handbook Section 3031, Inventories, which replaced existing Section 3030 with the same title. The new section specifies the measurement of inventory to be at the lower of cost and net realizable value with the requirement to reverse previous write-downs in certain circumstances. It provides more extensive guidance on the determination of cost including allocation of overhead, and narrows the permitted cost formula to apply for the recognition to expense as well as expanding disclosure requirements. There were no adjustments to our consolidated financial statements upon adoption of this new standard. The new disclosures are included in Note 7 of our consolidated financial statements.

General standards of financial statement presentation

Effective April 1, 2008, we adopted CICA revised Handbook Section 1400, General Standards of Financial Statement Presentation. The revision to this section provides additional guidance related to management’s assessment of our ability to continue as a going concern. There were no adjustments to our consolidated financial statements upon adoption of this new standard.

CAE Year-End Financial Results 2009 | 39

Management’s Discussion and Analysis 10.2 Future changes in accounting standards Intangible assets

In February 2008, the AcSB issued the new CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Sections 3062,

Goodwill and Other Intangible Assets, and 3540, Research and Development Costs. New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. EIC-27, Revenues and Expenditures during the Pre-Operating Period, will no longer apply to entities that have adopted Section 3064. For us, these changes are effective for interim and annual financial statements beginning on April 1, 2009 and will be adopted on a retrospective basis.

We currently defer and amortize pre-operating costs on a straight-line basis over five years, but will cease this treatment upon adoption of Section 3064. The estimated impact of adopting this accounting standard, on a retrospective basis to our consolidated statement of earnings for years ended March 31 is:

(amounts in millions)	2009	2008
Deferred pre-operating costs, net of non-cash items	$2.2	$(0.9)
Income tax adjustment	(0.5)	(0.5)
Adjustment to net earnings	$1.7	$(1.4)

As at March 31, 2009, the impact of adopting this future change to other assets on our consolidated balance sheet will be a decrease of $10.4 million. The shareholders’ equity at April 1, 2007, will decrease by $8.6 million, net of tax recovery of $3.6 million.

Our treatment regarding R&D costs will not be impacted as a result of this future change in accounting standard.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

In December 2008, the CICA approved three new accounting standards Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replacing Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 provides the Canadian equivalent to IFRS 3 – Business Combinations (January 2008) and Sections 1601 and 1602 to IAS 27 – Consolidated and Separate Financial Statements (January 2008). Section 1582 requires additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure for the accounting of a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Entities adopting Section 1582 will also be required to adopt Sections 1601 and 1602. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards will require a change in the measurement of non-controlling interest and will require the non-controlling interest to be presented as part of shareholders’ equity on the balance sheet. In addition, net earnings will include 100% of the subsidiary’s results and present the allocation between the controlling interest and non-controlling interest. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. All three standards are effective at the same time Canadian public companies will have adopted IFRS, for fiscal year beginning on or after January 1, 2011. We are currently evaluating the impact of this standard on our consolidated financial statements.

International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian GAAP for publicly accountable enterprises. While Canadian GAAP and IFRS are both principles-based and use comparable conceptual frameworks, there are significant recognition, measurement, presentation and disclosure differences. In the period leading up to the transition date, the AcSB is expected to issue accounting standards that are converged with IFRS, intentionally mitigating the impact of adopting IFRS at the changeover date.

We plan to prepare our interim and annual financial statements in accordance with IFRS for periods commencing on April 1, 2011.

Our IFRS changeover plan

We have developed a detailed changeover plan, comprised of five phases expected to be completed according to the following timeline:

40 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

Phase	Selected Key Activities	Status
Diagnostic	• Identify significant high-level differences between the existing	Completed
Canadian GAAP and IFRS, as relevant to our specific instance.
Design and	• Establish project strategy, infrastructure and timeframe;	Completed
planning	• Identify internal stakeholders that may be affected by the	Completed
transition;
	• Train the core project team;	Completed
	• Raise awareness across the organization.	Completed
Solution	• Perform a detailed review of all relevant IFRS standards to	Refer to the status of the key
development	identify differences with our current accounting policies;	elements of the plan section below for
some of the impacts from applying
IFRS.
	• Select new accounting policies when applicable, including those	Completed, but awaiting management
	under IFRS 1 transition date first time adoption exemptions;	approval.
	• Develop a model for our IFRS financial statements;	In progress
	• Identify information gaps and necessary changes in reporting,	In progress
processes and systems;
	• Identify effect on other internal and external stakeholders;	In progress. A core team has been
established which includes individuals
from various internal business
processes with the objective of
developing solutions to address
impacts to their respective functions.
	• Design a process to prepare the IFRS comparative information;	During the first part of fiscal 2010
	• Prepare a detailed implementation plan;	During the first part of fiscal 2010
	• Provide training to selected employees.	During the first part of fiscal 2010

Key preliminary accounting policy conclusions

IFRS 1 requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of a company’s first annual IFRS reporting period (March 31, 2012 for CAE), and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards effective at an entity’s reporting date; however, certain optional exceptions are available. Any, all, or none of these exemptions may be taken.

The following are some of the preliminary conclusions with respect to some of the IFRS 1 optional exemptions:

Exemption Foreign currency translation adjustments (CTA)	Preliminary Conclusion The CTA balance at the transition date will be eliminated by adjusting retained earnings.
Employee benefits	The cumulative net unrecognized actuarial gains and losses on our opening balance sheet will be recognized through the adjustment of retained earnings at the transition date.
Business combinations	We have elected to apply the IFRS standard only to business combinations that have occurred after the date of transition, without restating prior business combinations.
Borrowing costs

In addition to the interest already capitalized on our simulators, we have elected to capitalize borrowing costs related to qualifying assets for which commencement date for capitalization is on or after the date of transition.

CAE Year-End Financial Results 2009 | 41

Management’s Discussion and Analysis

The following table reflects some of our preliminary accounting policy decisions. Please note that while we have attempted to include expected changes to the current IFRS standards in our decision-making process, the standards are continuously evolving and our decisions may change if previously unconsidered new standards or amendments become effective.

Accounting
Policy	Selected Key Activities	Potential Impact
Accounting for	Our joint ventures (JVs) will be accounted for using the equity	There is no impact to net earnings but
joint ventures (1)	method instead of using proportionate consolidation.	there will be a significant presentation
impact on orders and backlog figures,
the consolidated balance sheet and
consolidated statements of earnings
because revenues from JVs will not
be included in our consolidated
revenue line item.
Leases (1)	Material lease arrangements currently classified as operating	The assets and related debt of these
	leases would instead qualify for finance (capital) lease treatment	finance (capital) lease arrangements
	and thus be on-balance sheet.	would be recognized on the
consolidated balance sheet. Rent
expense from operating leases would
instead be recognized as amortization,
interest expense from finance leases
and a repayment of capital.
Employee	Actuarial gains and losses subsequent to the transition to IFRS are	When actuarial gains or losses occur,
benefits	recognized in the period in which they occur, outside net earnings,	the consolidated statement of earnings
	but in a new SORIE/OCI (Statement of Recognized Income and	will not be affected, however, this
	Expenses/Other Comprehensive Income) statement and	recognition may create volatility in the
	reconciliation.	related consolidated balance sheet
accounts.
Minority interests	Non-controlling interest will be presented as part of shareholder’s	Not expected to have a significant
	equity (currently presented apart from other long-term liabilities	impact.
and shareholder’s equity) and income/losses related to non-
controlling interest will be included in net income.
Financial	Our accounting for financial instruments, including the conditions	The impact of the recognition and
instruments (1)	to qualify for hedge accounting, is essentially similar to IFRS.	measurement of financial instruments
is not expected to be significant,
except for the accounting for available-
for-sale financial instruments with no
quoted market price. Current
Canadian GAAP states that these
investments be measured at cost.
Under IFRS, they will be accounted for
at fair value at each reporting date.

(1)

The International Accounting Standards Board (IASB) has a work plan that estimates the completion of several projects that will amend or replace current standards in 2010 and 2011. Included in this timetable are major projects in relation to accounting for joint ventures, leases, and financial instruments.

Every quarter, we will update you on the timing and status of these and other key elements for our changeover plan.

42 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

10.3 Critical accounting estimates

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

  Revenue recognition;

  Income taxes;

  Valuation of goodwill and intangible assets;

  Research and development (R&D) costs;

  Pre-operating costs;

  Transaction costs;

  Employee future benefits.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment or certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining the our financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

Revenue recognition

Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of actual costs incurred to date related to the estimated total costs to complete the contract. Management conducts monthly reviews of its estimated costs to complete, percentage-of-completion estimates and revenues and margins recognized, on a contract-by-contract basis. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses at the amount by which the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing flight simulators, spare parts and maintenance.

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria are considered separately for the different units of accounting if all of the following criteria are met:

  The delivered item has value to the customer on a stand-alone basis;

  There is objective and reliable evidence of the fair value of the undelivered item (or items);

  If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by us on an individual basis or on other basis covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. We do enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining the fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

CAE Year-End Financial Results 2009 | 43

Management’s Discussion and Analysis Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line method over the contract period. In situations where it is clear that we will incur costs other than on a straight-line basis, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

We recognize revenue from the sale of spare parts when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, stand-alone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in SOP 97-2, as described in more details as follows:

  Stand-alone products
  Revenue from software licence arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

  Consulting services
  Revenues from direct consulting or training services that are provided to customers are recognized as the services are rendered.

  Maintenance
  Maintenance and support revenues are recognized ratably over the term of the related agreements.

  Multiple-element arrangements
  We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In these instances, the fee is allocated to the various elements as previously described.

  Long-term software arrangements
  Revenues from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are also recognized under the percentage-of-completion method.

Training services

We recognize training services when persuasive evidence of an arrangement exists, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

For flight schools, the cadet training courses are offered mainly by way of ground school and live aircraft flight. During the ground school phase, we recognize revenue in earnings on a straight-line basis, while during the live aircraft flight phase, revenue is recognized based on actual flown flight hours.

Income taxes and investment tax credits

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

This method also requires us to recognize future tax benefits, such as for net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

We deduct investment tax credits (ITCs) arising from research and development (R&D) activities from the related costs, and include them in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITCs recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired.

We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

44 | CAE Year-End Financial Results 2009

Management’s Discussion and Analysis

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2006, December 31, 2007 and December 31, 2008.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets’ estimated useful lives.

Research and development (R&D) costs

We charge research costs to consolidated earnings in the period they are incurred. We also charge development costs to consolidated earnings in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs, and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings based on anticipated sales of the product when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

Transaction costs

We include transaction costs directly related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) in the fair value initially recognized for those financial instruments and we amortize them using the effective-interest rate method. We amortize costs related to sale and leaseback agreements and the revolving unsecured term credit facilities on a straight-line basis over the term of the related financing agreements.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

11. SUBSEQUENT EVENTS
 xwave

During the second quarter of fiscal year 2009, we signed an asset purchase agreement to acquire Bell Aliant’s Defence, Security and Aerospace business unit which currently operates under the xwave brand. As at March 31, 2009, this transaction was not yet closed and we have not consolidated xwave. The acquisition closed on May 1, 2009.

Restructuring

On May 14, 2009, we introduced actions required to size the company to current and expected market conditions. The actions will be concentrated in two phases – the first of which is already underway. Overall, we will be laying off 700 employees: 380 in the coming weeks and the balance in the fall. All employees affected will be advised in the coming days. Approximately 600 out of the 700 employees affected are based in Montreal where we produce our civil simulators, the rest are based in our other locations around the world. We estimate a restructuring expense of approximately $34 million for both phases to be recorded in the first quarter of fiscal year 2010.

12. CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal controls and these reports are reviewed by the Audit Committee.

In accordance with National Instrument 52-109 issued by the Canadian Securities Administrators (CSA), certificates signed by the President and Chief Executive Officer and the Chief Financial Officer have been filed. These filings certify the appropriateness of our disclosure controls and procedures and the design and effectiveness of the internal controls over financial reporting.

CAE Year-End Financial Results 2009 | 45

Management’s Discussion and Analysis

12.1 Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of Management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under U.S. Securities Exchange Act of 1934, as of March 31, 2009. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2009, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2009, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

15. SELECTED FINANCIAL INFORMATION

Selected annual information for the past five years

(unaudited - amounts in millions, except per share amounts)	2009	2008	2007	2006	2005
Revenue	$1,662.2	$1,423.6	$1,250.7	$1,107.2	$986.2
Earnings (loss) from continuing operations	200.5	164.8	129.1	69.6	(304.4)
Net earnings (loss)	199.4	152.7	127.4	63.6	(199.6)
Financial position:
Total assets	$2,676.1	$2,253.2	$1,956.2	$1,716.1	$1,699.7
Total net debt	285.1	124.1	133.0	190.2	285.8
Per share:
Basic earnings (loss) from continuing operations	$0.79	$0.65	$0.51	$0.28	$(1.23)
Diluted earnings (loss) from continuing operations	0.79	0.65	0.51	0.28	(1.23)
Basic net earnings (loss)	0.78	0.60	0.51	0.25	(0.81)
Diluted net earnings (loss)	0.78	0.60	0.50	0.25	(0.81)
Basic dividends	0.12	0.04	0.04	0.04	0.10
Shareholders’ equity	4.73	3.74	3.30	2.69	2.63

46 | CAE Year-End Financial Results 2009

			Management’s Discussion and Analysis

Selected quarterly information

(unaudited – amounts in millions, except per share
amounts and exchange rates)	Q1	Q2	Q3		Q4		Total
Fiscal 2009
Revenue	$392.1	406.7	424.6		438.8		1,662.2
Earnings from continuing operations	$47.0	48.9	53.3		51.3		200.5
Basic earnings per share from continuing operations	$0.18	0.19	0.21		0.20		0.79
Diluted earnings per share from continuing operations	$0.18	0.19	0.21		0.20		0.79
Net earnings	$46.1	48.7	53.3		51.3		199.4
Basic earnings per share	$0.18	0.19	0.21		0.20		0.78
Diluted earnings per share	$0.18	0.19	0.21		0.20		0.78
Average number of shares outstanding (basic)	254.3	254.9	254.9		254.9		254.8
Average number of shares outstanding (diluted)	255.1	255.4	254.9	(1)	254.9	(1)	255.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.01	1.04	1.21		1.25		1.13
Fiscal 2008
Revenue	$358.3	353.9	344.8		366.6		1,423.6
Earnings from continuing operations	$38.7	39.0	40.1		47.0		164.8
Basic earnings per share from continuing operations	$0.15	0.15	0.16		0.19		0.65
Diluted earnings per share from continuing operations	$0.15	0.15	0.16		0.18		0.65
Net earnings	$38.7	38.9	39.5		35.6		152.7
Basic earnings per share	$0.15	0.15	0.16		0.14		0.60
Diluted earnings per share	$0.15	0.15	0.16		0.14		0.60
Average number of shares outstanding (basic)	252.4	253.5	253.8		253.9		253.4
Average number of shares outstanding (diluted)	253.8	254.9	254.8		254.9		254.6
Average exchange rate, U.S. dollar to Canadian dollar	$1.10	1.04	0.98		1.00		1.03
Fiscal 2007
Revenue	$301.8	280.4	331.2		337.3		1,250.7
Earnings from continuing operations	$33.0	31.3	29.7		35.1		129.1
Basic earnings per share from continuing operations	$0.13	0.12	0.12		0.14		0.51
Diluted earnings per share from continuing operations	$0.13	0.12	0.12		0.14		0.51
Net earnings	$32.4	31.0	29.7		34.3		127.4
Basic earnings per share	$0.13	0.12	0.12		0.14		0.51
Diluted earnings per share	$0.13	0.12	0.12		0.14		0.50
Average number of shares outstanding (basic)	250.8	251.0	251.2		251.4		251.1
Average number of shares outstanding (diluted)	253.5	252.9	253.3		253.7		253.0
Average exchange rate, U.S. dollar to Canadian dollar	$1.12	1.12	1.14		1.17		1.14

(1) For the three months ended December 31, 2008 and March 31, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Selected segment information (annual)
(unaudited – amounts in millions, except
operating margins)		Simulation Products			Training & Services				Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Civil
Revenue	$477.5	$435.3	$348.1	$460.5	$382.1	$336.9	$938.0	$817.4	$685.0
Segment operating income	92.1	94.9	60.4	85.1	73.5	64.3	177.2	168.4	124.7
Operating margins (%)	19.3	21.8	17.4	18.5	19.2	19.1	18.9	20.6	18.2
Military
Revenue	$483.5	$383.7	$357.5	$240.7	$222.5	$208.2	$724.2	$606.2	$565.7
Segment operating income	87.7	51.7	39.1	38.7	31.4	33.7	126.4	83.1	72.8
Operating margins (%)	18.1	13.5	10.9	16.1	14.1	16.2	17.5	13.7	12.9
Total
Revenue	$961.0	$819.0	$705.6	$701.2	$604.6	$545.1	$1,662.2	$1,423.6	$1,250.7
Segment operating income	179.8	146.6	99.5	123.8	104.9	98.0	303.6	251.5	197.5
Operating margins (%)	18.7	17.9	14.1	17.7	17.4	18.0	18.3	17.7	15.8
						Other	–	–	(8.1)
						EBIT	$303.6	$251.5	$189.4

CAE Year-End Financial Results 2009 | 47

Management’s Discussion and Analysis

Selected segment information (fourth quarter ending March 31)

(unaudited – amounts in millions, except
operating margins)	Simulation Products		Training & Services			Total

	2009	2008	2009	2008	2009	2008
Civil
Revenue	$107.3	$106.5	$121.4	$104.5	$228.7	$211.0
Segment operating income	18.5	23.8	23.7	23.8	42.2	47.6
Operating margins (%)	17.2	22.3	19.5	22.8	18.5	22.6
Military
Revenue	$143.6	$101.5	$66.5	$54.1	$210.1	$155.6
Segment operating income	26.8	14.5	9.1	7.6	35.9	22.1
Operating margins (%)	18.7	14.3	13.7	14.0	17.1	14.2
Total
Revenue	$250.9	$208.0	$187.9	$158.6	$438.8	$366.6
Segment operating income	45.3	38.3	32.8	31.4	78.1	69.7
Operating margins (%)	18.1	18.4	17.5	19.8	17.8	19.0
				EBIT	$78.1	$69.7

48 | CAE Year-End Financial Results 2009